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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                COACH USA, INC.
                           (Name of Subject Company)

                                COACH USA, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   18975L106
                     (CUSIP Number of Class of Securities)

                                DOUGLAS M. CERNY
                SENIOR VICE PRESIDENT -- CORPORATE DEVELOPMENT,
                         GENERAL COUNSEL AND SECRETARY
                                COACH USA, INC.
                            ONE RIVERWAY, SUITE 500
                              HOUSTON TEXAS 77056
                                 (713) 888-0104

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copies to:

                                 GENE G. LEWIS
                            LOCKE LIDDELL & SAPP LLP
                                3400 CHASE TOWER
                                   600 TRAVIS
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200
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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Coach USA, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Riverway, Suite 500, Houston, Texas 77056. The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated June 18, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Stagecoach Holdings plc, a public limited company organized under the laws of Scotland ("Parent"), and its wholly owned subsidiary SCH Holdings Corp., a Delaware corporation ("Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by Purchaser to purchase all the issued and outstanding Shares at a price of $42.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 18, 1999, and the related Letter of Transmittal (together, with any amendments or supplements thereto, the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 12, 1999 (as it may be amended or supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser SCH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Merger Sub"), and the Company, a copy of which is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Purchaser and, indirectly, Parent, and the separate corporate existence of Merger Sub will cease. Following the Merger, Parent may, at its option, cause the Surviving Corporation to be merged with and into Purchaser (the "Subsequent Merger"). The Subsequent Merger would be effected in order to cause the Company's outstanding convertible subordinated notes, which presently are convertible into Shares, to instead become convertible pursuant to their terms into the same consideration as would be received by holders of Shares in the Merger. Alternatively, Parent may elect to structure the Merger so that the Company is merged with and into Purchaser, Merger Sub, or another direct or indirect wholly owned subsidiary of Parent, or another direct or indirect wholly owned subsidiary of Parent is merged with and into the Company; provided, however, that no such change shall
(i) alter or change the amount or kind of the consideration to be issued to the Company's stockholders in the Merger or the treatment of the holders of the Company Stock Options (as hereinafter defined), (ii) materially impede or delay consummation of the Merger, or (iii) release Parent from any of its obligations under the Merger Agreement. If more than 80% of the Shares are purchased by Purchaser in the Offer, Parent currently intends to restructure the Merger as a merger of the Company with and into Purchaser, which would obviate the need for the Subsequent Merger.

     At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or owned by Parent, Purchaser or any other subsidiary of Parent or the Company, which shall be canceled, and other than Shares, if any (collectively, "Dissenting Shares"), held by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares be converted into the right to receive in cash the per Share price paid in the Offer (the "Per Share Price"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share, less any required withholding taxes. The Merger Agreement is more fully described in Item 3 of this Schedule 14D-9.
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     The Schedule 14D-1 indicates that the principal executive offices of
Purchaser are located at c/o Stagecoach Holdings plc, Charlotte House, 20 Charlotte Street, Perth PH1 5LL, Scotland, and the principal executive offices of Parent are located at Charlotte House, 20 Charlotte Street, Perth PH1 5LL, Scotland.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above and incorporated herein by reference. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Except as described or referred to in the attached Annex I (Information Statement), or set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its officers, directors or affiliates, or (ii) Parent, Purchaser, or their executive officers, directors or affiliates.

     The following summaries of the Merger Agreement, the Tender Agreement, the Undertakings to Vote, the Employee Term Sheet and the Confidentiality Letters, as well as the other agreements described or referred to in Annex I, are qualified in their entirety by reference to the copies thereof filed as exhibits to this Schedule 14D-9.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. For the purposes of this Item 3(b), capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides that no later than five business days after the announcement of the Merger Agreement, Parent will cause Purchaser to, and Purchaser will, commence the Offer. The parties to the Merger Agreement have agreed in the Merger Agreement that the obligation of Purchaser to consummate the Offer, and to accept for payment and pay for the Shares tendered pursuant to the Offer, is subject to the conditions of the Offer described under "Certain Conditions of the Offer" below (the "Offer Conditions"). Pursuant to the Merger Agreement, the Offer will be made by means of an offer to purchase which will contain as conditions only the Minimum Condition and the other Offer Conditions described below, and, subject to the succeeding sentence, will otherwise contain, and be entirely consistent with, the terms and conditions of the Offer as described in the Merger Agreement. Under the Merger Agreement, each of Purchaser and Parent expressly reserved the right, in its sole discretion, to waive any such condition and to make any other changes to the terms of the Offer, provided, that, without the consent of the Company, neither Parent nor Purchaser will (i) amend or waive the Minimum Condition, the HSR Condition, the STB Condition (each as defined in "Certain Conditions of the Offer" below) or the condition described in paragraph (c) of "Certain Conditions of the Offer" below, (ii) amend any other Offer Condition, (iii) reduce the price per Share payable in the Offer, (iv) change the form of consideration to be paid in the Offer (other than by adding cash consideration), (v) reduce the maximum number of Shares to be purchased in the Offer or (vi) amend any other term of the Offer in a manner which is adverse to the holders of Shares. The Merger Agreement provides that the price per Share will be net to the sellers in cash, without interest, subject to reduction only for any applicable federal back-up withholding taxes.

     Under the Merger Agreement, Purchaser may, without the consent of the Company, subject to the Company's right to terminate the Merger Agreement, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then-scheduled expiration date, if at the then-scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares will not be satisfied or waived, until such time as such conditions are satisfied or waived, and, at the request of the Company, Purchaser will, subject to Parent's right to terminate the Merger Agreement, extend the Offer for additional periods up to but not later than January 31, 2000, but will not be required to so extend if any of the conditions not satisfied or earlier waived on the then-scheduled expiration date are one or more of the Minimum Condition or the conditions described in paragraphs (a), (c) or (d) of "Certain Conditions of the Offer" below, provided that (x) if the only condition not satisfied is the Minimum Condition, the
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satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days before termination of the Offer and (y) if the condition described in paragraph (a) or (d) of "Certain Conditions of the Offer" below has not been satisfied and the failure to so satisfy can be remedied, the Offer will not be terminated unless the failure is not remedied within 10 business days after Parent has furnished the Company with written notice of such failure, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and (iii) extend the Offer for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if there will not have been tendered sufficient Shares so that the Merger could be effected without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL. The Merger Agreement provides that, subject to the terms of the Offer, including the Offer Conditions, Purchaser will accept for payment and pay for all Shares duly tendered at the earliest time at which it is permitted to do so under applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); provided, that, as set forth above, Purchaser will have the right, in its sole discretion, to extend the Offer for up to five business days notwithstanding the prior satisfaction of the Offer Conditions, in order to attempt to satisfy the requirements of Section 253 of the DGCL. The Merger Agreement further provides that the Offer Conditions other than the Minimum Condition, the HSR Condition, the STB Condition and the condition described in paragraph (c) of "Certain Conditions of the Offer" below are solely for the benefit of Purchaser and that all Offer Conditions may be asserted by Purchaser regardless of the circumstances resulting in a condition not being satisfied (except for any action or inaction by Purchaser, Merger Sub or Parent constituting a breach of the Merger Agreement) and, except with respect to the Minimum Condition, the HSR Condition, the STB Condition and the condition described in paragraph (c) of "Certain Conditions of the Offer" below, may be waived by Purchaser, in whole or in part at any time and from time to time, in its sole discretion.

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to the conditions that (i) at the expiration of the Offer there will have been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which constitutes more than 50% of the voting power (determined on a fully-diluted basis) on the date of purchase of all the securities of the Company entitled to vote generally in the election of directors or in a merger (the "Minimum Condition") (for purposes of determining at any time whether the Minimum Condition has been met, each outstanding Share legally or beneficially owned by Parent or Purchaser or any of its affiliates at the commencement of the Offer will be deemed validly tendered under the Offer and not withdrawn), (ii) any and all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated (the "HSR Condition") and (iii) the staff of the United States Surface Transportation Board (the "STB") shall have given Parent a favorable informal advisory opinion to the effect that the proposed use of the Voting Trust (as defined under "Voting Trust" below) will effectively insulate Parent from acquiring unlawful control of the Company and such advisory opinion shall not have been withdrawn or the STB shall have approved Parent's and Purchaser's acquisition of the federally regulated carriers controlled by the Company (the "STB Condition"), Purchaser will not be required to accept for payment, or subject to applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), purchase or pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment of Shares tendered, and subject to the terms and conditions of the Merger Agreement may terminate the Offer, if at any time on or after June 12, 1999 and at or before the time of payment for any such Shares any of the following conditions occurs or has occurred:

          (a) (i) the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct as of the date of the Merger Agreement, or shall not be true and correct (in all material respects, in the case of representations and warranties not already qualified as to materiality or Material Adverse Effect (as defined below) by their terms) as of the expiration of the Offer as though made on and as of the expiration of the Offer (except to the extent that such representations and warranties speak as of a specific date, which representations and warranties shall have been true and correct as of such date), or (ii) the Company shall have breached in any material respect any covenants contained in the Merger Agreement;
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          (b) there shall have been any Law (as defined under "Merger
     Conditions" below) promulgated, enacted, entered, enforced or issued by any governmental entity which would have the effect of (i) making the purchase of, or payment for, some or all of the Shares by Parent or Purchaser or their affiliates pursuant to the Offer or the Merger illegal, or making the Voting Trust illegal; (ii) otherwise preventing consummation of the Offer or Merger; (iii) except for the Voting Trust, prohibiting the ownership or operation by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or Parent or its subsidiaries, taken as a whole; (iv) except for the Voting Trust, materially limiting the ownership or operation by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or Parent or its subsidiaries, taken as a whole, as a result of the transactions contemplated by the Offer or the Merger; (v) except for the Voting Trust, imposing limitations on the ability of Parent, Purchaser or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption of the Merger Agreement or the right to vote any shares of capital stock of any significant subsidiary (as defined in Regulation S-X), directly or indirectly owned by the Company; or (vi) requiring divestiture by Parent or Purchaser or any of their affiliates of any Shares; and, in each case, no action or proceeding seeking to do any of the foregoing which has been instituted by any governmental entity or other person shall be pending;

          (c) the Merger Agreement shall have been terminated by the Company or Parent in accordance with its terms;

          (d) there shall have occurred or exist any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

          (e) any approval or filing required to be obtained from or made with Governmental Entities or third parties in connection with the Offer or the Merger shall not have been obtained or made or shall not be in full force and effect, other than any failure of which to obtain or make, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect or to materially reduce the benefits to Parent of ownership of the Company and its subsidiaries; or

          (f) the due adoption by a majority of the ordinary shares of Parent present and voting at an extraordinary meeting of shareholders of resolutions approving the acquisition by Parent of the Company pursuant to the Offer and the Merger and certain related matters at an extraordinary general meeting of shareholders ("Parent Shareholder Approval") shall not have been obtained.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such condition. The foregoing conditions (other than the Minimum Condition, the HSR Condition, the STB Condition and the condition set forth in clause (c) above) may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     Pursuant to the Merger Agreement, a "Material Adverse Effect" means an effect or change that either individually or in the aggregate with all other such effects or changes is or would be materially adverse to the business, assets, operations, properties, financial condition or results of operations of the Company and its subsidiaries taken as a whole, or would prevent, hinder or materially delay the consummation of the transactions contemplated by the Merger Agreement; provided that (i) any adverse effect or change after the date of the Merger Agreement resulting from or relating to general business or economic conditions shall be

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disregarded, (ii) any adverse effect or change after the date of the Merger
Agreement resulting from or relating to conditions generally affecting the industry in which the Company competes shall be disregarded, (iii) any adverse effect or change resulting from or relating to the announcement or pendency of the Offer, the Merger or any other transaction contemplated by the Merger Agreement (other than any default of the Company under its primary credit agreement or any related agreement, its senior subordinated notes, or the terms of any other indebtedness of the Company or its subsidiaries resulting from such announcement or pendency or from the negotiation, execution or announcement of the Merger Agreement) shall be disregarded, and (iv) any adverse effect or change resulting from compliance with any limitation on the Company's and its subsidiaries' operations imposed by the Merger Agreement shall be disregarded.

     Directors Following the Offer. The Merger Agreement provides that, effective upon the payment by Purchaser for the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement, and subject to the provisions of the Interstate Commerce Act, as amended by the ICC Termination Act (the "ICA"), and the rules, regulations and practices of the STB, the Company will be required to use its reasonable best efforts to cause to be appointed to the Board of Directors of the Company an individual designated by Parent, who will be identified as a suitable candidate by Parent prior to the consummation of the Offer and who will not be a director, officer or employee of Parent and will be reasonably satisfactory to the Board of Directors of the Company. The Merger Agreement further provides that the Company's obligations to appoint such individual to the Board of Directors of the Company will be subject to the provisions of the ICA and the rules, regulations and practices of the STB.

     The Merger Agreement provides that promptly upon the later of (x) payment by Purchaser for the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement and (y) the date on which Parent is lawfully permitted to assume control over the Company's common carrier motor coach subsidiaries pursuant to STB approval or exemption (the later of (x) and (y), the "Control Date"), Parent will be entitled to designate a number of directors on the Board of Directors of the Company (including any designated pursuant to the provision described in the paragraph immediately above) equal to the product of the total number of the directors on such Board (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned by Purchaser and its affiliates bears to the number of Shares outstanding, rounded to the nearest whole number, but in no event less than a majority.

     At the time specified in the preceding two paragraphs, as the case may be, the Company will, upon request of Parent, use its reasonable best efforts promptly either to increase the size of the Board of Directors of the Company or, at the Company's election or at Parent's request, secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees pursuant to the provisions described in the preceding two paragraphs, as the case may be, to be so elected or appointed to the Company's Board, and will cause Parent's designees to be so elected or appointed. The Merger Agreement further provides that the Company will use its reasonable best efforts to cause directors designated by Parent pursuant to the provisions described in the preceding paragraph to constitute the same percentage as is on the Board (but in any event at least one Parent designee) (i) of each committee of the Board of Directors, (ii) of each board of directors of each subsidiary of the Company and (iii) of each committee of each such board, in each case only to the extent permitted by law and the rules of the New York Stock Exchange ("NYSE") to the extent applicable. The Merger Agreement provides that notwithstanding the foregoing, until the Effective Time, the Company and Parent will use all reasonable best efforts to retain as members of the Company's Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement and who are not designated by Parent or employees of the Company or its subsidiaries (the "Independent Directors"). The Merger Agreement further provides that the Company's obligations to appoint designees to the Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     The Merger Agreement provides that, following the election or appointment of Parent's designees, after the payment for the Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors (who will act as an independent committee of the Board of Directors for this purpose) will be required, and alone will be sufficient, to take action by the Company to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights or remedies under the
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Merger Agreement, (iii) extend the time for performance of Parent's and Merger
Sub's respective obligations under the Merger Agreement, or (iv) approve any other action by the Company that could adversely affect the interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates) with respect to the transactions contemplated thereby.

     Voting Trust.  Pursuant to the Merger Agreement, the parties agreed that,
(i) immediately upon the purchase by Parent, Purchaser or their affiliates of Shares pursuant to the Offer or otherwise, such Shares will be deposited in one or more separate, independent, irrevocable voting trusts (collectively, the "Voting Trust") in accordance with the terms and conditions of one or more voting trust agreements and (ii) upon consummation of the Merger, all outstanding shares of the Surviving Corporation will be deposited in such Voting Trust. The Merger Agreement provides that, subject to applicable law and to the rules, regulations and practices of the STB, the voting trust agreements may be modified or amended at any time by Parent in its sole discretion; provided, that
(i) prior to the Effective Time, the voting trust agreements may not be modified or amended without the prior written approval of the Company unless such modification or amendment is not inconsistent with the Merger Agreement and is not adverse to the Company or its stockholders and would not reasonably be expected to have an adverse effect on receipt of a favorable informal advisory opinion from the STB and (ii) the voting trust agreements may not be modified or amended without the prior written approval of the Company if such modification or amendment would reasonably be expected to increase the liability exposure of the Board of Directors of the Surviving Corporation under applicable law. The Merger Agreement further provides that no power of Parent or Purchaser provided for in the voting trust agreements may be exercised in a manner which violates the Merger Agreement. Pursuant to the Merger Agreement, Parent, in consultation with the Company, will use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to obtain a favorable informal advisory opinion from the STB staff to the effect that the Voting Trust effectively insulates Parent from any violation of the ICA and STB rules or policies against unauthorized acquisition of control of regulated carriers. The Merger Agreement provides that in furtherance and not in limitation of the foregoing: (i) Parent will make any filings required by the STB with respect to the Voting Trust and the Company will make any filings reasonably required by Parent with respect thereto; (ii) Parent will consult with the Company in connection with any discussions or proceedings initiated by Parent with the STB with respect to the Voting Trust; provided, that the Company will not initiate any such discussions or proceedings without Parent's prior written consent; and
(iii) Parent, with the Company's consent, will change or modify the terms of the voting trust agreements to the extent required by the STB as a condition to the issuance of such advisory opinion, so long as the required changes or modifications do not, in the aggregate, materially affect Parent's rights thereunder. The Merger Agreement further provides that any voting trustee of the Voting Trust appointed by Parent and Purchaser pursuant to the voting trust agreements will be reasonably satisfactory to the Board of Directors of the Company.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. The Merger Agreement provides that as a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation.

     The Merger Agreement provides that at the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be amended to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, that (i) the name of the Surviving Corporation will be the name of the Company; (ii) the number of shares of authorized common stock will be equal to the number of shares of authorized Company Common Stock set forth in the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time; and (iii) the Certificate of Incorporation of the Surviving Corporation will include the provisions of Articles Seven and Eight of the Certificate of Incorporation of the Company as in effect on the date of the Merger Agreement. The Merger Agreement further provides that at the Effective Time and without any further action on the part of the Company or Merger Sub, the By-laws of Merger Sub will be the By-laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by law.

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     The Merger Agreement provides that the directors of Merger Sub (if the
Effective Time follows the Control Date) or the Company (if the Effective Time precedes the Control Date), in either case immediately prior to the Effective Time, will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their resignation or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified.

     The Merger Agreement provides that, following the Effective Time, at Parent's election, the Surviving Corporation will be merged with and into Purchaser. The Subsequent Merger will be effected on terms and have effects substantially similar to the Merger. The Merger Agreement further provides that at Parent's election the Merger may alternatively be structured so that the Company is merged with and into Merger Sub, Purchaser or another direct or indirect wholly owned subsidiary of Parent, or another direct or indirect wholly owned subsidiary of Parent is merged with and into the Company; provided, however, that no such change will (i) alter or change the amount or kind of the consideration to be issued to the Company's stockholders in the Merger or the treatment of the holders of the Company Stock Options (defined below), (ii) materially impede or delay consummation of the Merger, or (iii) release Parent from any of its obligations under the Merger Agreement; provided, however, that the Company will be deemed not to have breached any of its representations and warranties and covenants therein if and to the extent such breach would have been attributable to such election. In the event of such an election, the Company agreed to execute any appropriate documentation as may be reasonably requested by Parent to reflect such election.

     The Merger Agreement provides that at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities: (i) each Share (other than any Shares to be canceled pursuant to clause (ii) below and any Dissenting Shares) will be canceled, extinguished and converted automatically into the right to receive an amount per share in cash equal to the Per Share Price payable to the holder thereof, without interest, upon surrender of the certificate that prior to the Merger represented such Share, less any required withholding taxes; (ii) each Share held in the treasury of the Company and each Share owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or of the Company (including the Shares held in the Voting Trust), in each case immediately prior to the Effective Time, will be canceled and retired without any conversion thereof and no payment or distribution will be made with respect thereto; (iii) the shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become equal to a number of identical validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation as is equal to the number of Shares immediately prior to the Effective Time; (iv) each share of preferred or other capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of identical preferred or other capital stock of the Surviving Corporation and, in the case of each of (iii) and (iv), if the Effective Time precedes the Control Date, each such share will be deposited in the Voting Trust; and (v) each share of Series A Voting Preferred Stock, par value $.01 per share, of the Company (the "Voting Preferred Stock") outstanding immediately prior to the Effective Time will be canceled and retired without any conversion thereof and no payment or distribution will be made with respect thereto.

     The Merger Agreement provides that, upon the consummation of the Offer, except as otherwise agreed between the Company and any holder thereof, each then outstanding employee stock option and any other stock or stock-based right and each then outstanding director stock option and any other stock or stock-based right (a "Company Stock Option"), whether or not then vested or exercisable, will be (or, if not previously vested and exercisable, will become), consistent with the plans and agreements applicable to such Company Stock Options, vested and exercisable and such Company Stock Options immediately thereafter will be canceled by the Company, and each holder of a canceled Company Stock Option with an exercise price that is less than the Per Share Price will be entitled to receive at the consummation of the Offer or as soon as practicable thereafter (or if the grant of the Company Stock Option does not qualify as an exempt acquisition pursuant to Rule 16b-3 under the Exchange Act, the date six months and one day following the grant of such Company Stock Option, if later) from the Company (and, if necessary, Parent will provide funds to the

Company sufficient for such payments) in consideration for the cancellation of such Company Stock Option an amount in cash equal to the product of (i) the number of shares of Company Common Stock previously subject to such Company Stock Option and (ii) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock previously subject to such Company Stock Option.

     The Merger Agreement provides that the Company will use its reasonable best efforts to take all such actions as are reasonably necessary to provide that (i) no further issuance, transfer or grant of any capital stock of the Surviving Corporation or any interest in respect of any capital stock of the Surviving Corporation will be made on or after the consummation of the Offer under any Company Plan and (ii) following the consummation of the Offer, no holder of a Company Stock Option or any participant in any Company Plan will have the right thereunder to acquire any capital stock of the Surviving Corporation.

     The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted in favor of or consented to the Merger and who have delivered a written demand for appraisal of such shares of Company Common Stock in the time and manner provided in Section 262 of the DGCL and have not failed to perfect or have not effectively withdrawn or lost their rights to appraisal and payment under the DGCL will not be converted into the right to receive the Merger Consideration, but will be entitled to receive the consideration as will be determined pursuant to Section 262 of the DGCL; provided, however, that if such holder failed to perfect or has effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL, such holder's shares of Company Common Stock will thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration, without any interest thereon, less any required withholding taxes.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's organization, standing and corporate power, subsidiaries, capital structure, authorization, recommendation and required stockholder vote for the Merger Agreement, noncontravention of any governing instruments, laws or other agreements, filings with the Commission, financial statements, and undisclosed liabilities, information provided in the Offer documents and this Schedule 14D-9, absence of certain changes or events, litigation, labor matters and compliance with laws, employee benefit plans, taxes, environmental matters, contracts, absence of rights plan, intellectual property, year 2000 matters, ownership of assets, insurance, brokers, and the opinion of the Company's financial advisor.

     In addition, the Merger Agreement contains representations and warranties of Parent, Purchaser and Merger Sub concerning their organization and standing, authorization, recommendation and required stockholder vote for the agreement, noncontravention of any governing instruments, laws or other agreements, information provided in the Offer documents and this Schedule 14D-9, financing, and brokers.

     Interim Operations of the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, except (i) as expressly provided in the Merger Agreement, (ii) with the prior written consent of Parent or (iii) as set forth on a disclosure schedule to the Merger Agreement delivered by the Company, after the date of the Merger Agreement and prior to the Control Date, the business of the Company and its subsidiaries will be conducted only in the ordinary course of business consistent with past practice and each of the Company and its subsidiaries will use all reasonable efforts to preserve its business organization intact and preserve and maintain its rights and franchises and its relationships with its customers, suppliers, employees, independent contractors, creditors, business partners and others with whom it deals; the Company, in conducting its business and operations, will have due regard for the interests of the holders of the trust certificates (as defined in the voting trust agreements) as investors in the Company; and neither the Company nor any of its subsidiaries will:

          (a) (i) amend its certificate of incorporation or by-laws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any of its capital stock other than dividends or distributions by the Company's wholly owned subsidiaries; (iii) split, combine or reclassify any of its capital stock; or (iii) issue, sell, transfer, pledge, dispose of or encumber, or redeem, purchase or otherwise acquire directly or indirectly, any shares of, or securities convertible into or exchangeable or redeemable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of, or any other ownership or equity interest (including, without limitation, any phantom interest or stock appreciation rights) in, the Company or its subsidiaries other than pursuant to exercises of Company Stock Options, conversions of the convertible subordinated notes, redemptions of Dividend Access Shares (as defined in "Dividend Access Shares" below) and exercises of warrants;

          (b) transfer, lease, license, sell, mortgage, pledge, dispose of, or create or suffer to exist any lien on any assets that are material to the Company and its subsidiaries, taken as a whole, other than liens pursuant to the Company's primary credit agreement, purchase money security interests under certain other indebtedness and related documents and other than sales of assets in the ordinary course of business consistent with past practice;

          (c) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof, or any substantial portion of any assets thereof, other than acquisitions for total value not in excess of $50 million in the aggregate;

          (d) (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any employee other than increases in the ordinary course of business consistent as to timing and amount with past practice; (ii) except to the extent currently required under applicable law or the terms of the applicable agreement or arrangement, adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement; (iii) enter into any, or amend any existing, employment, consulting or severance agreement with, or grant any severance or termination pay to, any officer, director or employee of the Company or any of its subsidiaries, other than pursuant to existing plans or agreements;
     (iv) except with respect to the Company's foreign operations, as required by law or existing arrangements, make any additional contributions to any grantor trust created by the Company to provide funding for non-tax-qualified employee benefits or compensation; or (v) provide any severance program to any subsidiary which does not have a severance program as of the date of the Merger Agreement;

          (e) enter into or materially modify any collective bargaining agreement, including any successor collective bargaining agreement;

          (f) enter into, modify or terminate any material contract except in the ordinary course of business consistent with past practice;

          (g) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business consistent with past practice;

          (h) (i) incur or assume any debt except for borrowings under existing credit facilities, debt incurred in connection with permitted acquisitions in an aggregate outstanding amount not to exceed $65 million at any one time (including no more than $15 million in assumed debt) and additional borrowings in an aggregate outstanding amount not to exceed $20 million at any time (any newly incurred debt to be on terms no less favorable to the Company and its subsidiaries in any material respect than its existing credit facilities); (ii) assume, guarantee, endorse, enter into any "keep well" or other similar agreement, or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations or financial condition of any person other than the Company or its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice and where the amount involved, individually or in the aggregate, is not material; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice); or (iv) make any capital expenditure in excess of $1 million with respect to any individual or series of related capital expenditures or $15 million in the aggregate for all capital expenditures;

          (i) change any of its material accounting principles, except as required by generally accepted accounting principles;

          (j) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or any of its subsidiaries or any agreement (other than a confidentiality agreement pursuant to the provisions described under "No Solicitation" below) relating to an Acquisition Proposal (as defined below);

          (k) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates, other than the Company or its wholly owned subsidiaries, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate or other person covered under Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act") that would be required to be disclosed under such Item 404;

          (l) make any material tax election;

          (m) (i) pay, discharge or satisfy any claim, liability or obligation (including contingent claims, liabilities and obligations), other than in the ordinary course of business consistent with past practice; or (ii) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises of litigation not relating to the transactions contemplated hereby and which could not reasonably be expected to prejudice materially the Company or its subsidiaries in any other pending or future litigation, where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $1 million, provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation matters will not exceed $5 million;

          (n) take any action which would make any of the Company's representations and warranties in the Merger Agreement untrue or incorrect in a manner that would, or any other action that would, result in any of the Offer Conditions not being satisfied; or

          (o) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, or to agree to do, any of the foregoing.

     Access to Information. The Merger Agreement provides that Company will (and will cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, reasonable access, during normal business hours, during the period prior to the Effective Time, to all of its and its subsidiaries' personnel, properties, books, contracts, commitments and records (including any tax returns or other tax related information pertaining to the Company and its subsidiaries) and, during such period, the Company will (and will cause each of its subsidiaries to) furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws or which is otherwise material to the Company and its subsidiaries and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request (including any tax returns or other tax related information pertaining to the Company and its subsidiaries). The Merger Agreement further provides that Parent will hold any such information in confidence to the extent required by and in accordance with the provisions of the existing confidentiality agreement between the Company and Parent.

     Consents and Approvals. The Merger Agreement provides that each of the Company, Parent, Purchaser and Merger Sub will use all reasonable best efforts to comply promptly with all legal requirements which may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby which actions will include, without limitation, furnishing all information in connection with approvals of or filings with any governmental entity, including, without limitation, any schedule, or reports required to be filed with the Commission, and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby. The Merger Agreement further provides that each of the Company, Parent, Purchaser and Merger Sub will, and will cause its subsidiaries to, use all reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party, required to be obtained or made by Parent, Purchaser, Merger Sub, the Company or any of their subsidiaries in connection with the Offer, the Merger or the taking of any other action contemplated by the Merger Agreement.

     The Merger Agreement provides that Parent, on the one hand, and the Company on the other will, and each will cause its subsidiaries to, subject to the following sentences, (i) cooperate with one another to prepare and present to the STB, as soon as practicable, all filings and other presentations in connection with seeking any STB approval, exemption or other authorization necessary to consummate the transactions contemplated by the Merger Agreement,
(ii) prosecute such filings and other presentations with diligence, (iii) diligently oppose any objections to, appeals from or petitions to reconsider or reopen any such STB approval by persons not party to the Merger Agreement, and
(iv) take all such further action as in the reasonable judgment of Parent and the Company may facilitate obtaining a final order or orders of the STB approving such transactions consistent with the Merger Agreement and the transactions contemplated therein. The Merger Agreement further provides that without in any way limiting Parent's obligations under Section 1.4 of the Merger Agreement relating to the Voting Trust and subject to consultations with the Company and, after giving good faith consideration to the views of the Company, Parent will have final authority over the development, presentation and conduct of the STB case, including over decisions as to whether to agree to or acquiesce in conditions.

     Employee Matters. The Merger Agreement provides that for a period of one year following the Effective Time, Parent will or will cause the Surviving Corporation to either continue the existing Company employee benefit plans or provide benefits to employees of the Company and its subsidiaries under substitute plans or arrangements ("Parent Benefit Plans") that are no less favorable, in the aggregate, to such employees than those provided under such existing Company plans.

     The Merger Agreement further provides that with respect to any Parent Benefit Plan in which the Company's or its subsidiaries' employees participate effective as of the Merger, Parent will, or will cause the Surviving Corporation to: (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees under any Parent Benefit Plan in which such employees may be eligible to participate after the Effective Time, (B) provide each employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent Benefit Plan in which such employees may be eligible to participate after the Effective Time, and (C) recognize all service of the employees with the Company or any subsidiary for all purposes (excluding for benefit accrual) in any Parent Benefit Plan in which such employees may be eligible to participate after the Effective Time, to the same extent taken into account under a comparable Company plan immediately prior to the Closing Date; provided, however, that such service will not be recognized to the extent that such recognition would result in a duplication of benefits.

     No Solicitation. The Merger Agreement provides that the Company will not, and it will cause its subsidiaries, directors, officers, employees, financial and other advisors, agents, representatives, affiliates and others working on its behalf or at its direction (collectively, "Company Representatives") not to, initiate, solicit, encourage or facilitate offers, inquiries or proposals with respect to, or furnish any information relating to or participate in any negotiations or discussions concerning, any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, or any purchase or sale of more than 10% of the assets (including stock of subsidiaries) of the Company and its subsidiaries taken as a whole, or any purchase or sale of, or tender or exchange offer for, 10% or more of the equity securities of the Company or any of its subsidiaries (an "Acquisition Proposal"), other than as contemplated by the Merger Agreement.

     The Merger Agreement further provides that notwithstanding the above paragraph, if the Company is not otherwise in breach or violation of the provisions described in this subsection, until the Offer has been consummated, the Board of Directors of the Company may, directly or indirectly through Company Representatives: (x) furnish information concerning the Company and its subsidiaries to any person with respect to an Acquisition Proposal pursuant to appropriate confidentiality agreements with terms substantially similar to those contained in the confidentiality agreement with Parent (including with respect to "standstill" provisions), and (y) negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal, if in either case (x) or (y), (i) such person has submitted a bona fide written Acquisition Proposal to the Company after the date hereof which constitutes a Superior Proposal (as defined below) and (ii) in the good faith judgment of the Board of Directors of the Company, only after receipt of and based upon advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law. In addition, the Merger Agreement will not restrict the Company Board of Directors from, to the extent required, complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, subject to any rights of Parent to terminate the Merger Agreement and receive payment of any fee due as a result thereof under the provisions of the Merger Agreement -- described under "Termination" and "Effect of Termination" below.

     Pursuant to the Merger Agreement, the Company will notify Parent immediately of any inquiries, proposals or offers received by, information requested from, or discussions or negotiations sought to be initiated or continued with, it or any Company Representatives with respect to, or which could reasonably be expected to lead to, an Acquisition Proposal indicating, in connection with each such notice, the name of such person (unless the proposed consideration consists solely of cash) and the material terms, conditions and other aspects of any such inquiries, proposals, offers, requests, discussions or negotiations, including promptly forwarding copies of any written Acquisition Proposals (with redactions of the proposing party's identity, if the proposed consideration consists solely of cash), and promptly keep Parent informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. The Merger Agreement provides that the Company immediately cease and to cause to be terminated any activities, discussions or negotiations conducted on or prior to the date of the Merger Agreement with any parties other than Parent with respect to any of the foregoing. The Merger Agreement further provides that neither the Company nor any subsidiary of the Company will waive or fail to enforce any provision of any confidentiality or standstill or similar agreement to which it is a party without the prior written consent of Parent unless the Company's Board of Directors determines in good faith, only after receipt of and based upon advice from outside legal counsel to the Company, that it is required by fiduciary duties under applicable law to take such action in response to a Superior Proposal.

     A "Superior Proposal" means, for purposes of the Merger Agreement, a bona fide written Acquisition Proposal made by a third party after the date of the Merger Agreement:

          (i) as a result of which (A) the Company's stockholders prior to such transaction would in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or
     (B) at least 50% of the assets of the Company and its subsidiaries taken as a whole would be transferred to an unaffiliated third party; and

          (ii) which the Board of Directors of the Company in its good faith judgment, taking into account the various legal, financial and regulatory aspects of the proposal and the person making such proposal and after consultation with and based on the advice of outside counsel and a nationally recognized financial advisor, determines (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, is reasonably likely to result in a transaction that is financially superior and more favorable to the holders of Company Common Stock than the Offer and the Merger (taken together).

     Certain Financing Matters. The Merger Agreement provides that the Company will provide, and will cause its subsidiaries and its and their respective officers, employees and advisors to provide, all necessary cooperation in connection with the arrangement of any financing to be consummated contemporaneous with or at or after the consummation of the Offer, including without limitation any financing to be provided to the Company or any of its subsidiaries by Parent. The Merger Agreement further provides that in conjunction with the obtaining of any such financing, the Company agrees, at the request of Parent, to call for prepayment or redemption, conduct a tender offer for, or prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company and its subsidiaries, including, without limitation, indebtedness under the primary credit agreement, the senior subordinated notes and the convertible subordinated notes; provided that no such prepayment or redemption or purchase under any tender offer will themselves actually be required to be made or consummated until contemporaneously with or after the consummation of the Offer.

     Reasonable Best Efforts. The Merger Agreement provides that, subject to the terms and conditions therein provided, each of the parties thereto agreed to use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, whether under applicable laws and regulations or otherwise, and to remove any injunctions or other impediments or delays, legal or otherwise, to consummate the Offer and make effective the Merger and the other transactions contemplated by the Merger Agreement as expeditiously as practicable. Pursuant to the Merger Agreement, in case at any time after the Effective Time any further action becomes necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of the Company, Parent, Purchaser and Merger Sub will use all reasonable efforts to take, or cause to be taken, all such necessary actions.

     Publicity. The Merger Agreement provides that so long as the Merger Agreement is in effect, neither the Company nor Parent nor their affiliates will issue or cause the publication of any press release or other public statement or announcement with respect to the Merger Agreement or the transactions contemplated thereby without prior consultation with and approval (not to be unreasonably withheld or delayed) of the other party, except as may be required by law or by obligations pursuant to any listing agreement with, or the listing rules of, a national securities exchange, and in such case will use all reasonable efforts to consult with and obtain approval of the other party prior to such release or announcement being issued.

     Notification of Certain Matters. The Merger Agreement provides that the Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event which would be likely to cause any representation or warranty of the Company or Parent, Purchaser and Merger Sub, as the case may be, contained in the Merger Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure or inability of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this provision will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that at all times after the Effective Time, Parent and the Surviving Corporation will jointly and severally indemnify each person who was at the date of the Merger Agreement, or at any time prior to the date thereof, a director or officer of the Company or of any of the Company's subsidiaries or person entitled to indemnification (individually an "Indemnified Party" and collectively the "Indemnified Parties"), subject to applicable law, to the same extent and in the same manner as was being provided in the respective certificates of incorporation or by-laws or similar organizational documents of the Company and such subsidiaries or otherwise in effect on the date thereof. The Merger Agreement further provides that the Surviving Corporation will maintain in effect for not less than six years after consummation of the Merger the policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries on the date of the Merger Agreement or policies having comparable coverage, terms and conditions, with respect to matters existing or occurring at or prior to the Effective Time, to the extent available; provided, that in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums paid by the Company for such insurance (as disclosed to Parent in writing prior to the date of the Merger Agreement), although it will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     The Merger Agreement provides that, without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, Parent will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, subject to the provision by such Indemnified Party of an undertaking to reimburse such payments in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. The Merger Agreement further provides that Parent will pay all expenses, including attorneys' fees, that may be incurred by any

Indemnified Party in enforcing the indemnity and other obligations provided for in the above-described provisions or any action involving an Indemnified Party resulting from the transactions contemplated by the Merger Agreement.

     The Merger Agreement provides that any determination to be made as to whether any Indemnified Party has met any standard of conduct imposed by law will be made by legal counsel reasonably acceptable to such Indemnified Party, Parent and the Surviving Corporation, retained at Parent's and the Surviving Corporation's expense.

     The Merger Agreement provides that the provisions described above are intended to benefit and will be enforceable by the Indemnified Parties and their respective heirs, executors and personal representatives and will be binding on and enforceable against Parent, Purchaser, Merger Sub and the Surviving Corporation and their successors and assigns in accordance with Delaware law.

     Proxy Statement; Company Stockholders Meeting. The Merger Agreement provides that as soon as practicable following the date thereof at the request of Parent, the Company will prepare and file with the Commission a proxy or information statement with respect to the required Company stockholder approval of the Merger Agreement (the "Proxy Statement") and will use all reasonable efforts to resolve any comments of the Commission with respect to the Proxy Statement as promptly as practicable. The Merger Agreement further provides that Parent will cooperate with the Company in the preparation of the Proxy Statement. The Merger Agreement also provides that Company will give Parent and its counsel a reasonable opportunity to review the Proxy Statement prior to its being filed with the Commission and will give Parent and its counsel a reasonable opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission, all of which filings and responses will be subject to Parent's prior consent, not to be unreasonably withheld. The Company will provide to Parent promptly copies of all correspondence between it or any of its representatives and the Commission. Pursuant to the Merger Agreement, Parent will furnish all information concerning it required to be included in the Proxy Statement, and as promptly as practicable, the Proxy Statement will be mailed to the stockholders of the Company. The Merger Agreement provides that the Company will advise Parent promptly after it receives notice thereof of any request or demand by the Commission or the NYSE for amendment of the Proxy Statement.

     The Merger Agreement provides that if Company stockholder approval is required under the DGCL to consummate the Merger and is required to be given at a duly held meeting of stockholders, the Company will, as promptly as reasonably practicable following the execution of the Merger Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the Company stockholder approval and will take all lawful action to solicit the Company stockholder approval. The Merger Agreement further provides that unless otherwise required by their fiduciary duties under applicable law, the Board of Directors of the Company will (i) recommend adoption of the Merger Agreement by the stockholders of the Company, and (ii) not withdraw, modify or qualify in any manner adverse to Parent such recommendation (or its recommendation that holders of Shares tender their Shares in the Offer) or take any action or make any statement in connection with the Company Stockholders Meeting (or the Offer) inconsistent with such recommendation (collectively, an "Adverse Change in the Company Recommendation"). Pursuant to the Merger Agreement, the Company will use all reasonable efforts to obtain any necessary approvals to permit the Company stockholder approval to be effected by written consent. The Merger Agreement provides that, subject to its right to terminate the Merger Agreement in accordance with its terms, the Company will be required to take the actions specified in the provisions described above, and satisfy all its other obligations under the Merger Agreement, whether or not the Company Board of Directors makes an Adverse Change in the Company Recommendation after the date thereof.

     The Merger Agreement provides that Parent will vote at the Company Stockholders Meeting or give consents with respect to, or cause to be voted or to have consents given with respect of (including, prior to the Control Date, by causing the voting trustees to vote pursuant to the voting trust agreements), all Shares then owned by it or Purchaser or any of Parent's other subsidiaries and affiliates (including any shares held in the Voting Trust) in favor of the adoption of the Merger Agreement.

     The Merger Agreement provides that, notwithstanding the foregoing, in the event that Purchaser has acquired at least 90% of the then-outstanding Shares, the parties will, at the request of Purchaser, subject to the conditions to the Merger, the DGCL, the ICA and the rules and regulations of the STB, to take (and prior to the Control Date to cause the voting trustees to take) all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

     Parent Circular; Parent Shareholders Meeting. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, Parent will prepare and obtain the approval of the London Stock Exchange ("LSE") of a circular (the "Parent Circular") to be sent to Parent's shareholders in connection with the Parent Shareholder Meeting (as defined below). The Company will cooperate with Parent in the preparation of the Parent Circular. The Merger Agreement further provides that Parent will give the Company and its counsel a reasonable opportunity to review the Parent Circular prior to its being lodged with the LSE for approval and will give the Company and its counsel a reasonable opportunity to review all amendments and supplements to the Parent Circular and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the LSE. The Merger Agreement also provides that Parent will provide to the Company promptly copies of all correspondence between it or any of its representatives and the LSE. Pursuant to the Merger Agreement, the Company will furnish all information concerning it required to be included in the Parent Circular, and as promptly as practicable, the Parent Circular will be mailed to the shareholders of Parent. The Merger Agreement provides that Parent will advise the Company promptly after it receives notice thereof of any request or demand by the LSE for amendment of the Parent Circular. The Merger Agreement further provides that the Parent Circular and any supplements thereto and any other circulars or documents issued to shareholders or employees of Parent will contain all particulars relating to Parent and the Company required to comply in all material respects with all United Kingdom statutory and other legal provisions (including, without limitation, the Companies Act of 1985 of the United Kingdom, as amended, the Financial Services Act 1986 and the rules and regulations made thereunder, and the rules and requirements of the LSE and the City Code) and, at the date filed with the LSE or distributed to Parent's shareholders or at the time of the Parent Shareholders Meeting, all such information contained in such documents will be substantially in accordance with the facts and will not omit anything material likely to affect the import of such information.

     The Merger Agreement provides that Parent will, as promptly as reasonably practicable following the execution of the Merger Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Parent Shareholders Meeting") for the purpose of obtaining the Parent Shareholder Approval and will take all lawful action to solicit such Parent Shareholder Approval. The Merger Agreement further provides that Parent will use its reasonable best efforts to hold the Parent Shareholders Meeting on or before July 26, 1999. Pursuant to the Merger Agreement, unless otherwise required by their fiduciary duties under applicable law, the Board of Directors of Parent will (i) recommend that the shareholders of Parent vote in favor of the resolution to be proposed at Parent Shareholders Meeting and required for the implementation of the Offer and the Merger, and (ii) not withdraw, modify or qualify in any manner adverse to the Company such recommendation or take any action or make any statement in connection with the Parent Shareholders Meeting inconsistent with such recommendation (collectively, an "Adverse Change in the Parent Recommendation"). The Merger Agreement provides that, subject to its right to terminate the Merger Agreement in accordance with its terms, Parent will be required to take the actions specified in the provisions described above, and satisfy all its other obligations under the Merger Agreement, whether or not Parent's Board of Directors makes an Adverse Change in the Parent Recommendation after the date of the Merger Agreement.

     Registration Rights for Shares Deposited in Voting Trust. The Merger Agreement provides that the Company will, if requested by any Voting Trustee at any time and from time to time within three years after the termination of the Merger Agreement while any securities of the Company or any of its subsidiaries remain in the Voting Trust, as expeditiously as possible prepare and file up to three registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all securities that have been deposited in the Voting Trust, in accordance with the intended method of sale or other disposition stated by the Voting Trustee, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision; and the Company will use its reasonable best efforts to qualify such securities under any applicable state securities laws. The Merger Agreement further provides that the Voting Trustee and Parent will use reasonable efforts to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis. The Merger Agreement also provides that the Company will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Pursuant to the Merger Agreement, the obligations of the Company thereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 60 calendar days in the aggregate with respect to any registration statement if the Board of Directors of the Company determines that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect the Company. Pursuant to the Merger Agreement, the costs of any registration statement prepared and filed under the provisions described in this paragraph, and any sale covered thereby, will be shared equally by the Company and Parent except for underwriting discounts or commission, brokers' fees and the fees and disbursements of the Voting Trustee's and Parents' counsel related thereto (which will be paid by Parent). The Merger Agreement provides that the Voting Trustee and Parent will provide all information reasonably requested by the Company for inclusion in any registration statement to be filed hereunder. The Merger Agreement further provides that if, during the time periods referred to in the first sentence of this paragraph, the Company effects a registration under the Securities Act of the Company's securities for its own account or for any other of its stockholders (other than on Form S-4, Form S-8, or any successor form), it will allow the Voting Trustee the right to participate in such registration, and such participation will not affect the obligation of the Company to effect demand registration statements for the Voting Trustee under the Section described hereby; provided, that, if the managing underwriters of such offering advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, the Company will include the securities requested to be included therein by the Voting Trustee only after including all securities intended to be included therein by the Company. The Merger Agreement also provides that in connection with any registration pursuant to the Section described hereby, the Company and Parent will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

     Dividend Access Shares. The Merger Agreement provides that prior to the commencement of the Offer, the Company will enter into an agreement (the "Dividend Access Share Purchase Agreements") with each holder of Dividend Access Shares, par value $.01 per share (the "Dividend Access Shares"), of 3376249 Canada, Inc., a subsidiary of the Company (the "Canadian Subsidiary") which will be substantially in the form previously furnished to Parent, and take any other necessary action to ensure that none of the Company, the Canadian Subsidiary, the Surviving Corporation, Parent or any other affiliate of Parent will be required under the terms of the Dividend Access Shares, the Support Agreement with respect to the Dividend Access Shares (the "Support Agreement") or otherwise, to, and none of them will bear any liability or other obligation for failing to: (i) permit the holders of Dividend Access Shares to retract their Dividend Access Shares as against the Canadian Subsidiary and receive Shares in exchange therefor for the sole purpose of tendering such Shares in the Offer, effective and conditional only upon the consummation of the Offer, all as contemplated by the Support Agreement (it being understood that Purchaser will not be required to accept tenders of, nor will Parent or Purchaser otherwise be required to acquire, Dividend Access Shares in the Offer or otherwise); or (ii) following the Effective Time, issue or otherwise deliver any shares in the capital stock of the Company, the Surviving Corporation, the Canadian Subsidiary, Parent or any other affiliate of Parent or any other securities or property other than a sum in United States Dollars equal to the Per Share Price, without any interest thereon, in respect of or in exchange for, whether pursuant to a retraction or otherwise, any Dividend Access Share. Pursuant to the Merger Agreement, true and complete copies of all executed Dividend Access Share Purchase Agreements will be provided to Parent upon execution thereof.

     Merger Conditions. The Merger Agreement provides that the obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions: (1) Purchaser shall have purchased the Shares pursuant to the Offer (provided that the purchase of Shares pursuant to the Offer will not be a condition to the obligations of Parent and Merger Sub hereunder if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms hereof or of the Merger Agreement); (2) if required under the DGCL, Company stockholder approval for the Merger shall have been obtained; and (3) no court, arbitrator or other governmental entity shall have issued any order, injunction, decree or ruling, and there will not be any other judgment, order, decree, arbitration award, statute, law, ordinance, rule, or regulation ("Law") restraining, enjoining or prohibiting the consummation of the Merger.

     Termination. The Merger Agreement provides that notwithstanding anything to the contrary in the Merger Agreement, it may be terminated and the transactions contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

          (a) by the mutual written consent of Parent and the Company;

          (b) by either of the Company or Parent:

             (i) if (A) the Offer expires or terminates in accordance with the terms thereof without the purchase of any Shares thereunder or (B) Purchaser has not purchased Shares under the Offer prior to January 31, 2000; provided, however, that the right to terminate the Merger Agreement under this clause will not be available to any party to the extent that the delay in consummating the Offer is due to such party's material breach of the Merger Agreement;

             (ii) if any governmental entity has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties thereto will use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action will have become final and non-appealable;

             (iii) prior to the consummation of the Offer, if the other party has breached any of its representations, warranties, covenants or agreements set forth herein such that any of the Offer Conditions would not be satisfied, which breach, to the extent curable, is not cured within ten business days of receipt of written notice of breach by the breaching party; or

             (iv) the Parent Shareholder Approval has not been obtained at the Parent Shareholders Meeting;

          (c) by the Company, prior to consummation of the Offer, upon three business days' prior written notice to Parent (which notice will entitle Parent to terminate the Merger Agreement pursuant to clause (d) below), in order to accept a proposal which its Board of Directors will have determined as of the date of such notice is a Superior Proposal and such Board of Directors will have concluded in good faith, only after receipt of and based on advice of its outside legal counsel, that its fiduciary duties would require it to accept such Superior Proposal; provided, however, that
     (i) any financing with respect thereto is committed for the full amount required, (ii) the Company will have fully complied with its obligations described under "No Solicitation" above, (iii) such notice will include a copy of any proposed or definitive documentation relating to such Superior Proposal, and will otherwise indicate all material terms and conditions with respect thereto, (iv) prior to any such termination, the Company will, if requested by Parent in connection with any revised proposal Parent might make, negotiate in good faith for such three business day period with Parent, (v) the Board of Directors of the Company will have concluded in good faith, only after receipt of and based on advice of its outside legal counsel and a nationally recognized financial advisor, as of the effective date of such termination, after taking into account any revised proposal by Parent during such three business day period, that such third party proposal remains a Superior Proposal (and such financing remains so committed) which the Board of Directors of the Company is obligated to accept under its fiduciary duties and (vi) immediately following such termination, the Company enters into definitive and binding documentation with respect to such Superior Proposal; and provided, further, that it will be a condition to termination pursuant to this clause (c) that the Company will have made the payment of the fee to Parent described under "Effect of Termination" below;

          (d) by Parent if prior to the consummation of the Offer: (i) the Company delivers the notice described in clause (c) above, (ii) the Board of Directors of the Company effects an Adverse Change in the Company Recommendation or approves or recommends another Acquisition Proposal or fails to reconfirm its recommendation, if so requested by Parent, within fifteen days following such request, or (iii) the Company engages in negotiations with a third party after the date of the Merger Agreement with respect to any Acquisition Proposal and has not fully and unconditionally rejected such proposal (including, if such Acquisition Proposal was publicly announced or known, by publicly announcing such rejection) within three business days of first engaging in any negotiations with respect to such Acquisition Proposal; or

          (e) by Parent if prior to the consummation of the Offer any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange
     Act) of more than 20% of the combined voting power of the Company Common Stock and the Voting Preferred Stock.

     Effect of Termination. The Merger Agreement provides that in the event of the termination of the Merger Agreement as described above, written notice thereof will forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement will forthwith become null and void, and there will be no liability on the part of Parent, Purchaser, Merger Sub or the Company except (i) for fraud or for breach of the Merger Agreement or the confidentiality agreement and (ii) the provisions described under "Registration Rights for Shares Deposited in Voting Trust" above, "Effect of Termination" herein, and "Costs and Expenses" below and in the last sentence of under "Access to Information" above.

     The Merger Agreement provides that the Company will pay Parent the sum of $35 million if the Merger Agreement is terminated solely as follows:

          (i) by Parent pursuant to clause (b)(iii) under "Termination" described above if the breach giving rise to such termination right occurred at a time after the Company will have received or become aware of an Acquisition Proposal (other than any such proposal submitted prior to the date of the Merger Agreement) and within twelve months of such termination, the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (which fee will be payable immediately upon the earlier of execution of such agreement or consummation of an Acquisition Proposal); or

          (ii) by the Company pursuant to clause (c) under "Termination" above (which fee will be payable as a condition to such termination) or by Parent pursuant to clause (d)(i) under "Termination" above (which fee will be payable immediately upon such termination); or

          (iii) (A) by Parent or the Company pursuant to clause (b)(i)(A) under "Termination" above (provided that (1) prior to such termination an Acquisition Proposal with respect to the Company will have been publicly announced or otherwise become public, (2) on the date of expiration or termination of the Offer the Minimum Condition has not been satisfied, and
     (3) on such date there is no other condition to the Offer which has failed to be satisfied as a result of a material breach of the Merger Agreement by Parent, Purchaser or Merger Sub), or (B) by Parent pursuant to clause
     (d)(ii) or (iii) or clause (e) under "Termination" above, if, in the case of either clause (A) or (B), within twelve months of any such termination, the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (which fee will be payable immediately upon the earlier of execution of such agreement or consummation of an Acquisition Proposal); or

          (iv) by Parent pursuant to clause (e) under "Termination" above, if prior to or within twelve months after any such termination, any person or group acquired or acquires beneficial ownership of more than 40% of the combined voting power of the Company Common Stock, the Voting Preferred Stock and any other voting capital stock of the Company (which fee will be payable immediately upon the later of such acquisition or such termination).

     The Merger Agreement provides that Parent will pay the Company the sum of $25 million if the Merger Agreement is terminated by either party pursuant to clause (b)(iv) under "Termination" above and prior to the Parent Shareholders Meeting there has been an Adverse Change in the Parent Recommendation.

     The Merger Agreement further provides that if the Merger Agreement is terminated by either party pursuant to clause (b)(i)(A) under "Termination" above (provided that (1) on the date of expiration or termination of the Offer the Minimum Condition has not been satisfied and (2) on such date all other conditions to the Offer have been satisfied or waived), then upon and following such termination the Company will be required to reimburse Parent and its affiliates for all reasonable out-of-pocket fees and expenses actually incurred by any of them or on their behalf in connection with the Offer and the Merger, any financing thereof or in respect therewith, and the negotiation, preparation, execution and diligence in respect of the Merger Agreement (including, without limitation, fees and disbursements payable to banks, investment banking firms, dealer managers and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, depositaries, information agents, experts and consultants) ("Expenses") up to an aggregate maximum reimbursement of $5 million. The Merger Agreement also provides that the Company will pay the amounts requested within three business days of such requests (accompanied by a submission of statements therefor). Pursuant to the Merger Agreement, the maximum aggregate amount that the Company will be required to pay pursuant to the provisions described in this paragraph and the second preceding paragraph will be $35 million.

     The Merger Agreement provides that if the Merger Agreement is terminated by either party pursuant to clause (b)(iv) under "Termination" above and prior to the Parent Shareholders Meeting there has not been an Adverse Change in the Parent Recommendation, then upon and following such termination Parent will be required to reimburse the Company and its affiliates for all Expenses actually incurred by any of them or on their behalf up to an aggregate maximum reimbursement of $5 million. The Merger Agreement further provides that Parent will pay the amounts requested within three business days of such requests (accompanied by a submission of statements therefor). Pursuant to the Merger Agreement, the maximum aggregate amount that Parent will be required to pay pursuant to the provisions described in this paragraph and the second preceding paragraph will be $25 million.

     The Merger Agreement provides that in addition to the above described provisions, in the event a fee or Expenses is or becomes payable pursuant to the above-described provisions, the party required to pay such fee or Expenses will promptly, but in no event later than three business days following written notice thereof, together with related bills or receipts, to reimburse the other party for all reasonable out-of-pocket costs, fees and expenses, including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting such fee or Expenses as a result of any breach by the party required to pay such fee or Expenses of its obligations under the Merger Agreement described hereby.

     Costs and Expenses. The Merger Agreement provides that except as expressly otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby will be paid by the party incurring such expenses.

     Amendment and Modification. The Merger Agreement provides that, subject to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company or the shareholders of Parent contemplated thereby, only by written agreement of the parties thereto, pursuant to action taken by their respective Boards of Directors, at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that after the approval of the Merger Agreement by the stockholders of the Company or the shareholders of Parent, no such amendment, modification or supplement which by law requires prior approval of the stockholders of the Company or shareholders of Parent will be made unless such approval has been obtained.

     Waiver; Remedies Cumulative. The Merger Agreement provides that at any time prior to the Effective Time, any party to the Merger Agreement may with respect to any other party thereto: (i) extend the time for the performance of any of the obligations or other acts; (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto; or (iii) waive compliance with any of the agreements or conditions contained therein. Pursuant to the Merger Agreement, any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound. The Merger Agreement provides that no failure or delay on the part of any party to the Merger Agreement in the exercise of any right thereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement therein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Pursuant to the Merger Agreement, all rights and remedies existing under the Merger Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

TENDER AGREEMENT

     Concurrently with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into a Tender Agreement (the "Tender Agreement") with each of the directors of the Company (each, a "Stockholder" and, together, the "Stockholders") who together beneficially own 1,499,921 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date of the Tender Agreement and prior to the termination thereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Subject Shares"). Pursuant to the Tender Agreement, each of the Stockholders agreed, among other things, to validly tender (and not withdraw) his Subject Shares to Purchaser pursuant to the Offer.

     Additionally, pursuant to the Tender Agreement, each of the Stockholders agreed that, during the time that the Tender Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in any written consent in lieu thereof, such Stockholder will (i) vote the Subject Shares owned by him in favor of the Merger; and (ii) vote the Subject Shares owned by him against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that could reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (B) a sale or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company and its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by Purchaser; (D) any material change in the present capitalization or dividend policy of the Company; or (E) any other material change in the Company's corporate structure or business.

     The Tender Agreement provides that, from and after the date of the Tender Agreement, each of the Stockholders will not, and will cause his financial and other advisors, agents, representatives, affiliates and others working on its behalf or at its direction not to, initiate, solicit, encourage or facilitate offers, inquiries or proposals with respect to, or furnish any information relating to or participate in any negotiations or discussions concerning, any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, or any purchase or sale of more than 10% of the assets (including stock of subsidiaries) of the Company and its subsidiaries taken as a whole, or any purchase or sale of, or tender or exchange offer for, 10% or more of the equity securities of the Company or any of its subsidiaries other than as contemplated or permitted by the Merger Agreement.

     Pursuant to the Tender Agreement, each of the Stockholders hereby agreed, while the Tender Agreement is in effect, and except as contemplated thereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Subject Shares or (ii) grant any proxies, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his obligations under the Tender Agreement.

     The Tender Agreement provides that each of the Stockholders will, while the Tender Agreement is in effect, promptly notify Parent of the number of any new shares of Company Common Stock acquired by such Stockholder, if any, after the date thereof.

     The Tender Agreement terminates upon any termination of the Merger
Agreement.

IRREVOCABLE UNDERTAKINGS

     Each of Brian Souter and Ann Gloag has signed an irrevocable Undertaking to Vote dated June 12, 1999, pursuant to which each of them has agreed to vote his or her shares of voting stock of Parent in favor of the Merger. Mr. Souter and Ms. Gloag together beneficially own approximately 24% of the shares of Parent.

EMPLOYEE TERM SHEET

     Pursuant to an Employee Term Sheet dated June 12, 1999 and delivered to the Parent, and subject to the good faith negotiation and execution of definitive service agreements, (i) each of Lawrence K. King, Frank Gallagher and Gerald Mercadante agreed to enter into new service agreements with the Company or one of its subsidiaries for a fixed term of three years from the closing of the Merger, (ii) Lawrence K. King will be appointed as a director of Parent (subject to Parent's articles of association and the rules of the LSE) and (iii) Lawrence
K. King, Frank Gallagher, Gerald Mercadante and John Mercadante, Jr. (collectively, the "Investors") agreed to invest an aggregate of $9 million in the purchase of Parent ordinary shares, as soon as reasonably practicable, and, subject to certain customary exceptions, not dispose of the shares acquired by them for a period of one year from the purchase. Subject to the Investors continuing to be employed by the Company (except where prior termination by the employer was without cause), certain performance criteria being achieved and the approval of Parent's shareholders being obtained, three years after the Effective Time each Investor will be entitled to receive one Parent ordinary share for every ten Parent ordinary shares purchased under (iii) above. The Company has indicated to Parent that certain additional executives would be prepared to invest an additional $1 million in the purchase of Parent's ordinary shares on the terms described above.

CONFIDENTIALITY LETTERS

     Pursuant to letter agreements dated as of June 2, 1999 (the "Confidentiality Letters") between the Parent and the Company, each party has supplied the other party with certain confidential non-public information. The parties have agreed in the Confidentiality Letters that, together with their respective directors, executives, officers, employees, legal, financial, accounting or other advisors, affiliates and representatives, they will keep confidential all such information supplied by the other party and that, among other things, without the prior written consent of the Company, they will not enter into or propose to enter into any business combination, acquisition or other transaction relating to the other party or acquire any securities of the other party or seek to control or influence the management, board of directors or policies of the other party (collectively, the "Standstill Provisions") within one year after the date of the Confidentiality Letters.

     Notwithstanding the foregoing, the Company has agreed that the Standstill Provisions will not be applicable to Parent if the Board of Directors of the Company approves a transaction with any person that would result in such person owning (i) more than 20% of the outstanding voting securities of the Company,
(ii) any securities convertible into securities of the Company representing more than 20% of the outstanding voting securities of the Company or (iii) substantially all of the assets of the Company, or if any person or group commences or announces its intention to commence a tender or exchange offer for the percentages of Company securities referred to in clauses (i) and (ii) above. The Parent has similarly agreed that the Standstill Provisions will not be applicable to the Company if the Parent's board of directors approves a transaction with any person that would result in such person owning (x) more than 50% of the outstanding voting securities of Parent, (y) any securities convertible into securities of Parent representing more than 50% of the outstanding voting securities of Parent or (z) substantially all of the assets of Parent, or if any person or group commences or announces its intention to commence a tender or exchange offer for the percentages of Parent securities referred to in clauses (x) and (y) above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(A) RECOMMENDATION OF THE BOARD

     The Company's Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined unanimously that the Offer and the Merger are advisable and fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from Morgan Stanley & Co. Incorporated ("Morgan Stanley") that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. No limitations were imposed by the Board or management of the Company on Morgan Stanley with respect to the investigation made, or the procedures followed by it, in rendering the Fairness Opinion. For purposes of its opinion, Morgan Stanley relied, without independent verification, on the accuracy, completeness and fairness of all financial and other information reviewed by it. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Morgan Stanley in rendering its opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM MORGAN STANLEY IS ATTACHED AS ANNEX II TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE IN ITS ENTIRETY. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

(B) BACKGROUND; REASONS FOR RECOMMENDATION

     In August 1998, Lawrence K. King, Chairman of the Board and Chief Executive Officer of the Company, met with a third party who expressed an interest in acquiring or merging with the Company.

     In November 1998, Mr. King contacted Mr. Brian Souter, Executive Chairman of the Parent, concerning the possibility of certain strategic opportunities the two companies might be able to pursue jointly.

     In November and December 1998, representatives of the Company met with several parties regarding their possible interest in investing in the Company. In March 1999, the Company had further discussions with those and other potential investors regarding potential equity investments in the Company.

     In March 1999, Mr. King contacted Mr. Souter to request a meeting to discuss Parent's acquisition strategy in North America and ways in which the two companies might be able to work together to pursue this strategy.

     In March 1999, Mr. King contacted a United States investment banking firm and requested such firm to assist the Company to identify and arrange meetings with companies other than Parent regarding the Company's strategic alternatives.

     On April 26, 1999, Mr. King, Mr. John Mercadante, Jr., President of the Company, and Mr. Frank P. Gallagher, Executive Vice President and Chief Operating Officer of the Company, met with Mr. Souter and Mr. Keith Cochrane, Group Finance Director of the Parent, in Perth, Scotland to discuss Parent's acquisition strategy in North America, ways in which Parent and the Company might work together as part of that strategy, the motor coach operating market in North America and other strategic matters.

     Later in April 1999, Mr. King and Mr. Gallagher met with three other motor coach operating companies regarding the Company's growth strategies, its needs for additional financial resources to be able to continue to pursue acquisitions effectively and their possible interest in working with the Company to execute the Company's strategic plan.

     In May 1999, Mr. King met with representatives of the company with whom he had discussions in August 1998. On the basis of this meeting, Mr. King believed that the other company no longer had any interest in acquiring or merging with the Company.

     In May 1999 the Company received an indication of value from a private investment group.

     On May 17, 1999, Mr. Souter met with Mr. King and certain other Company management team members in Houston, Texas and expressed an interest in acquiring the Company or merging the Company into Parent.

     Following the meeting with Mr. Souter, on May 18, 1999, the Company requested Morgan Stanley to perform a preliminary analysis of the value of the Company to assist Company management in its consideration of the interest of Parent or other parties in acquiring or merging with the Company.

     On May 18, 1999, Mr. King was contacted by a representative of another motor coach operating company expressing its interest in an acquisition of the Company, and Mr. King encouraged such party to come visit the Company.

     On May 24, 1999, Mr. King and Mr. Souter and other representatives of their respective companies discussed a possible structure for a business combination transaction between Parent and the Company, involving consideration consisting of cash and Parent equity securities to be paid to the Company's stockholders in a merger. Mr. Souter indicated, however, that Parent did not want to be involved in an auction of the Company, and therefore needed a period of four weeks during which it could conduct due diligence and, assuming satisfaction with the results thereof, negotiate and enter into a definitive transaction agreement with the Company.

     On May 25, 1999, Mr. King had discussions with another company regarding its interest in a possible business combination with the Company. The other company requested an opportunity to conduct exclusive due diligence and, assuming satisfaction with the results thereof, to negotiate and enter into a definitive transaction agreement with the Company. Mr. King informed the other company that the Company had already received an indication of interest and requested the other company to provide the Company with an indication of the price it would be prepared to offer the Company or its stockholders. The other company indicated that it would be prepared to make an offer in a range in excess of that initially indicated by Parent, such consideration to consist of approximately 50% in cash and 50% in stock of the other company.

     Later on May 25, 1999, Mr. Cochrane and representatives of Parent's legal and financial advisors met in Houston, Texas, with Mr. King, Mr. Mercadante and certain other executives of the Company, and the Company's legal advisors, to discuss the terms of Parent's transaction proposal and the terms of a confidentiality and standstill agreement and exclusivity agreement proposed by Parent. Mr. King informed Mr. Cochrane that the Company had received a proposal for a transaction from another company, and that the Company could not enter into an exclusivity agreement until the Company's Board of Directors and its financial advisor had considered Parent's and the other company's proposals. A Company Board of Directors meeting was scheduled for the next morning. Mr. King also asked for clarification of the terms of Parent's proposal.

     On May 26, 1999 before the Company's Board of Directors meeting, Parent submitted a written proposal for a business combination transaction involving equity securities of Parent and the opportunity for the Company shareholders to receive up to 50% of their consideration in cash, at an increased valuation for the Company from the valuation that was indicated on May 24. Parent's ongoing interest in the Company was subject to the condition that Parent would have an exclusive period to conduct a due diligence investigation of the Company. The Board of Directors met and, after presentations by management regarding the expressions of interest which the Company had received, the Board determined to evaluate the Company's strategic alternatives, including the further investigation and analysis of the two business combination proposals. The Board also authorized the engagement of Morgan Stanley as financial advisor to the Company.

     After the Board meeting, Mr. King informed Mr. Cochrane that the Company was interested in pursuing a transaction with Parent, but that the Board and its financial advisor would need time to consider valuation and other matters before the Company would be willing to consider an exclusivity arrangement with Parent. The Company advised Parent it would be willing to enter into a confidentiality and standstill agreement with Parent so as to permit Parent to commence promptly its due diligence investigation of the Company, but Parent indicated it was unwilling to conduct due diligence without an exclusivity agreement.

     On May 31, 1999, the Executive Committee of the Board together with certain members of management met with representatives of Morgan Stanley. Morgan Stanley presented an evaluation of the offers and the strategic alternatives available to the Company. The Executive Committee requested that Morgan Stanley make a similar presentation to the full Board.

     On June 1, 1999, the Board met again and received a presentation by Morgan Stanley regarding the indications of interest being made to the Company and its evaluation of those offers as well as other strategic alternatives available to the Company. Based on the presentations by Morgan Stanley and the Company's management, the Board preliminarily directed management of the Company to pursue a transaction with Parent.

     On June 1, 1999, Mr. King advised representatives of the other company that the Company had determined to pursue discussions with another party. On June 2, 1999, Mr. King received from the other company a proposal for an all cash transaction at a price in excess of the price then proposed by Parent.

     During June 2 and June 3, 1999, Parent and the Company engaged in negotiations of the terms of a confidentiality and standstill agreement and an exclusivity agreement.

     While these negotiations were continuing, on June 3, 1999 the Board of Directors met again and received further presentations and updates from Morgan Stanley and Company management regarding the proposals and other strategic alternatives available to the Company. The Board directed management to pursue an all cash transaction with Parent at a price per Share in excess of the price indicated by the other company.

     After the Board meeting on June 3, 1999, Mr. King informed Mr. Cochrane that the other company had proposed an all cash transaction, but Mr. King did not specify the price of such other proposal. Parent continued to insist on an exclusivity period until June 21, 1999 to conduct due diligence, but indicated a willingness to accelerate its work to the extent practicable in an effort to meet a June 14, 1999 transaction announcement date. Parent also indicated that it was prepared to value the Company at up to $42.00 per Share in cash, subject to reaching agreement regarding exclusivity, the Company's agreement to the cost reimbursement provision described below, Parent's satisfaction with its due diligence investigation and the parties' negotiation of a mutually satisfactory definitive merger agreement.

     On June 3, 1999, the Company and Parent entered into the confidentiality and standstill agreement and the exclusivity agreement. The exclusivity agreement provided that Parent would have the exclusive right until June 18, 1999 to conduct due diligence and negotiate in good faith a definitive transaction agreement. The agreement further provided that the Company would pay Parent's reasonable costs, fees and expenses in connection with its review of the Company and other matters relating to the proposed transaction, up to a maximum of $5 million, if the parties failed to enter into a definitive agreement providing for the transaction and the Company executed and delivered a definitive agreement providing for a competing transaction with any third party on or prior to the 45th day after the end of the exclusivity period.

     On June 4, 1999, in response to an inquiry from the other company with which the Company was having discussions, the Company informed the other company that it was not then in a position to continue discussions with the other company.

     From June 3, 1999 until June 12, 1999 Parent conducted and completed its due diligence review of the Company, and Parent and the Company negotiated the terms of the Merger Agreement. During the course of this review, the Company made available to Parent certain information and discussed the Company's business and operations.

     On June 9, 1999, in response to unusual market activity in the Shares, the Company issued a press release to the effect that it was in discussions with a third party regarding a possible acquisition of the Company for consideration of $42.00 per Share in cash.

     On June 11, 1999, the Company received letters from the other company as well as an additional party, expressing their respective desires to pursue business combination discussions with the Company that might result in a value in excess of that described in the Company's press release, subject in each case to an opportunity to conduct due diligence.

     On June 11, 1999, the Board met and after presentations by Company management and the Company's legal and financial advisors, approved the Merger Agreement and the transactions contemplated thereby. The Merger Agreement and related agreements were finalized and executed and delivered on June 12, 1999, and the transaction was announced before the New York Stock Exchange opened for trading on June 14, 1999.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including the following:

          (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the historical and current market prices for the Shares, and the information provided by Morgan Stanley as to the Company's strategic and other alternatives;

          (ii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration, (y) the fact that financing is not a condition to the Offer and the Merger and the Board's view, based on Morgan Stanley's advice, that Parent would be able to finance the transaction, and (z) the willingness of Parent to use a voting trust structure to permit it to consummate the Offer prior to obtaining Surface Transportation Board approval, thereby enabling tendering stockholders to obtain cash for their Shares quickly;

          (iii) that the per Share price contemplated by the Merger Agreement, at $42.00, represented a significant premium to the trading prices of the Shares prior to the announcement of the discussions regarding a possible acquisition of the Company, and, later, prior to the announcement of the execution of the Merger Agreement;

          (iv) the presentation of Morgan Stanley at the June 11, 1999 Board meeting regarding the advisability of the Offer and the Merger as compared to other strategic alternatives available to the Company and the oral opinion of Morgan Stanley (confirmed in writing on June 12, 1999) to the effect that, as of the date of such opinion, and based on the assumptions made, matters considered and limits of review described therein, the consideration to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders (A COPY OF THE MORGAN STANLEY OPINION IS ATTACHED AS ANNEX II TO THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY);

          (v) the two expressions of interest received by the Company on June 11, 1999, and the relative risks and benefits of entering into the Merger Agreement with Parent as compared to pursuing business combination discussions with those or other parties without a binding commitment from Parent or any other party;

          (vi) possible adverse effects on the business and operations of the Company resulting from a prolonged sale process;

          (vii) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted a Superior Proposal as defined in the Merger Agreement, if the Board determines in its good faith judgment, only after receipt of and based on advice from outside legal counsel to the Company, that failure to take such actions would cause the Board to violate its fiduciary duties to its stockholders under applicable law, and the Merger Agreement permits the Company's Board to terminate the Merger Agreement upon three business days' prior written notice to Parent, in order to accept a proposal which the Board of Directors has determined is a Superior Proposal and the Board has concluded in good faith, only after receipt of and based on advice of its outside legal counsel, that its fiduciary duties would require it to accept such Superior Proposal; provided, however, that, among other things, (i) any financing with respect to such Superior Proposal is committed for the full amount required, (ii) before any such termination, the Company is required, if requested by Parent in connection with any revised proposal Parent might make, to negotiate in good faith for such three business day period with Parent, (iii) the Board must conclude in good faith, only after receipt of and based on advice of its outside legal counsel and a nationally recognized financial advisor, as of the effective date of such termination, after taking into account any revised proposal by Parent during such three business day period, that such third party proposal remains a Superior Proposal (and such financing remains so committed) which the Board is obligated to accept under its fiduciary duties and (iv) such termination is not effective until the applicable termination fee described below has been paid;

          (viii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a $35 million termination fee to Parent or to reimburse Parent for its actual expenses (not to exceed $5 million) incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions are reasonable in the circumstances and would not deter a higher offer;

          (ix) the likelihood of obtaining the required approval of Parent's shareholders, and the irrevocable undertakings of Brian Souter and Ann Gloag, the beneficial owners of approximately 24% of the shares of Parent, to vote their shares of Parent voting stock in favor of the acquisition of the Company pursuant to the Merger Agreement;

          (x) strategic considerations, such as the Company's competitive position, the changes currently occurring in the motorcoach, airport shuttle and taxi service businesses, and the need for additional capital to support further growth by the Company; and

          (xi) alternatives to the proposed sale of the Company, including seeking additional proposals from other parties and accepting the uncertainties associated therewith (including with respect to timing, valuation and the likelihood of completion of any such proposals that might be received) and continuing to maintain the Company as an independent public corporation and not engaging in any extraordinary transaction.

     The foregoing discussion addresses the material information and factors considered by the Board in its deliberations regarding and approval of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination or determine that any factor was of particular importance. The determination to recommend that stockholders tender their shares in the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Morgan Stanley was retained by the Company to act as its financial advisor with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to the engagement letter between Morgan Stanley and the Company dated May 28, 1999 (the "Engagement Letter"), the Company agreed to pay Morgan Stanley as follows: (i) an advisory fee estimated at $50,000 payable in the event the transaction is not completed and (ii) if the transaction is completed, a fee based upon the value of the transaction. The value of the transaction is defined in the Engagement Letter as the value of the consideration paid for the Company's common equity, plus the value of any borrowed money, debt, capital lease, and preferred stock obligations of the Company assumed, retired, or defeased in connection with the transaction. The full transaction fee will become payable by the Company when control of 50% or more of the Shares changes hands. If the transactions contemplated by the Merger Agreement are consummated, Morgan Stanley will receive a fee estimated at $8.4 million.

     The Company also agreed to reimburse Morgan Stanley for its reasonable out of pocket expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement with respect to the services to be rendered by it, and to indemnify Morgan Stanley against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

     In the ordinary course of its business, Morgan Stanley may effect transactions for its own account or the account of its customers and therefore, at any time may hold long or short positions in debt or equity securities of the companies which may be the subject of the transactions contemplated by the Merger Agreement.

     Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, directors, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to Purchaser which are held of record or beneficially by such person or over which any of them has sole dispositive power pursuant to the Offer. The directors of the Company have entered into a Tender Agreement with Parent and Purchaser pursuant to which each Company director has agreed, among other things, to validly tender (and not withdraw) his Shares pursuant to the Offer. See Item 3(b).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement required by Section 14(f) and Rule 14f-1 of the Exchange Act, and referenced in Item 3(b), is attached hereto as Annex I.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
            1            -- Offer to Purchase, dated June 18, 1999 (incorporated by reference to Exhibit 11(a)(1) of Schedule 14D-1)
            2            -- Letter of Transmittal (incorporated by reference to
                            Exhibit 11(a)(2) of Schedule 14D-1)
            3            -- Agreement of Plan and Merger, dated as of June 12, 1999, among the Parent, the Purchaser, Merger Sub and the
                            Company incorporated by reference to Exhibit 11(c)(1) of
                            Schedule 14D-1)
            4            -- Fairness Opinion of Morgan Stanley & Co. Incorporated
                            dated June 12, 1999 (attached hereto as Annex II)
            5            -- Press release issued by the Company on June 14, 1999
            6            -- Press release issued by the Parent dated on June 14, 1999
                            (incorporated by reference to Exhibit 11(a)(8) of
                            Schedule 14D-1)
            7            -- Letter to Company stockholders dated June 18, 1999

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
            8            -- Tender Agreement, dated as of June 12, 1999, by and among the Parent, the Purchaser and each of the other parties
                            that are signatory thereto (incorporated by reference to
                            Exhibit 11(c)(3) of Schedule 14D-1)
            9            -- Confidentiality Letter by and between the Parent and the
                            Company, dated June 2, 1999, in favor of the Company
           10            -- Confidentiality Letter by and between the Parent and the
                            Company, dated June 2, 1999, in favor of the Parent
           11            -- Employee Term Sheet executed by Larry King, Frank
                            Gallagher, Gerald Mercadante and John Mercadante
           12            -- Undertaking to Vote, dated June 12, 1999, by Ann Gloag in favor of Parent and the Company
           13            -- Undertaking to Vote, dated June 12, 1999, by Brian Souter in favor of Parent and the Company
           14            -- Employment Agreement between the Company and Lawrence K.
                            King (Incorporated by reference to Exhibit 10.4 to the
                            Registration Statement on Form S-1 (File No. 333-6525) of
                            the Company)
           15            -- Employment Agreement between the Company and Douglas M.
                            Cerny (Incorporated by reference to Exhibit 10.5 to the
                            Registration Statement on Form S-1 (File No. 333-6525) of
                            the Company)
           16            -- Employment Agreement between the Company, Cape Transit
                            Corp. and John Mercadante, Jr. (Incorporated by reference
                            to Exhibit 10.6 to the Registration Statement on Form S-1
                            (File No. 333-6525) of the Company)
           17            -- Employment Agreement among the Company, Community Coach,
                            Inc. and affiliated entities and Frank P. Gallagher
                            (Incorporated by reference to Exhibit 10.7 to our
                            Registration Statement on Form S-1 (File No. 333-6525))
           18            -- Employment Agreement among the Company, Leisure Time
                            Tours and Gerald Mercadante (Incorporated by reference to
                            Exhibit 10.9 to our Registration Statement on Form S-1
                            (File No. 333-6525))
           19            -- Employment Agreement between the Company and Barnett
                            Rukin (Incorporated by reference to Exhibit 10.9 to our
                            Annual Report on Form 10-K for the period ended December
                            31, 1998 (File No. 001-12939))
           20            -- Employment Agreement between the Company and Richard H.
                            Kristinik (Incorporated by reference to Exhibit 10.3 to
                            the Registration Statement on Form S-1 (File No.
                            333-6525) of the Company))
           21            -- Coach USA 1996 Long-Term Incentive Plan (Incorporated by
                            reference to Exhibit 10.1 to Amendment No. 2 to our
                            Registration Statement on Form S-1 (File No. 333-2704))
           22            -- Coach USA 1998 Long-Term Incentive Plan (Incorporated by
                            reference to Exhibit 10.2 to Annex I to our Proxy
                            Statement on Form DEF 14A filed April 30, 1998)
           23            -- Coach USA 1996 Non-Employee Directors' Stock Option Plan
                            (Incorporated by reference from Exhibit 10.2 to Amendment
                            No. 2 to our Registration Statement on Form S-1 (File No.
                            333-2704))
           24            -- Amendment dated June 24, 1997 to Agreement between the
                            Company and Exel Motorcoach Partners, LLC (Incorporated
                            by reference to Exhibit 10.1 to our Registration
                            Statement on Form S-4 (File No. 333-33215))

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           25            -- Warrants to Purchase 100,000 shares of Common Stock of
                            the Company, held by American Business Partners, LLC,
                            formerly known as Exel Motorcoach Partners, LLC
                            (Incorporated by reference to Exhibit 10.12 to our Annual
                            Report on Form 10-K for the period ended December 31,
                            1997 (File No. 001-12939))
           26            -- Leases by and between Gerdaneu, Inc. and Leisure Time
                            Tours related to property located in Mahwah and
                            Pleasantville, New Jersey and Philadelphia, Pennsylvania
                            (Incorporated by reference to Exhibit 10.15 to the
                            Registration Statement on Form S-1 (File No. 333-6525) of
                            the Company)
           27            -- Lease by and between Liberty Street Corporation and
                            Community Coach, Inc. and its affiliated entities related
                            to property located in Passaic, New Jersey (Incorporated
                            by reference to Exhibit 10.16 to the Registration
                            Statement on Form S-1 (File No. 333-6525) of the Company)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            COACH USA, INC.

                                            /s/ DOUGLAS M. CERNY
                                            ------------------------------------
                                            Douglas M. Cerny
                                            Senior Vice President -- Corporate
                                            Development, General Counsel
                                            and Secretary

June 18, 1999

                                                                         ANNEX I

                                COACH USA, INC.
                 ONE RIVERWAY, SUITE 500, HOUSTON, TEXAS 77056

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 18, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, par value $0.01 per share ("Shares"), of Coach USA, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by SCH Holdings Corp. ("Purchaser"), a wholly-owned subsidiary of Stagecoach Holdings plc ("Parent"), to a majority of the seats on the Board of Directors of the Company by means other than through a meeting of the Company's stockholders.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     At the close of business on June 14, 1999, there were 25,420,777 Shares issued and outstanding, each of which entitles its record holder to one vote, and one share of Voting Preferred Stock issued and outstanding, with the voting power of 63,643 Shares, which are the only classes of securities outstanding having the right to vote for the election of the Company's directors.

PARENT DESIGNEES

     On June 12, 1999, the Company, Parent, Purchaser and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in accordance with the terms and subject to the conditions therein, (i) Purchaser commenced a tender offer (the "Offer") for any and all outstanding Shares at a price of $42.00 per Share, net to the seller in cash, without interest thereon (the "Purchase Price") and (ii) at the Effective Time (as defined in the Merger Agreement) Merger Sub will be merged with and into the Company (the "Merger").

     The Merger Agreement provides that promptly upon the later of (x) payment by Purchaser for the Shares tendered pursuant to the Offer in accordance with the Merger Agreement and (y) the date on which Parent is lawfully permitted to assume control over the Company's common carrier motor coach subsidiaries pursuant to United States Surface Transportation Board's approval or exemption (the later of (x) and (y), the "Control Date"), Parent shall be entitled to designate a number of directors to the Company's Board of Directors equal to the product of the total number of directors on the Board multiplied by the percentage that the number of Shares owned by Purchaser and its affiliates bears to the number of Shares outstanding, rounded to the nearest whole number. However, in no event shall the number of directors designated by Parent be less than a majority of the directors. At Parent's request, the Company must use its reasonable best efforts either to increase the size of the Board or to secure the resignations of the number of incumbent directors necessary to enable Parent's designees to be elected. The Company must use its reasonable best efforts to cause directors designated by Parent to constitute the same percentage as is on the Board (but in any event at least one Parent designee) (i) of each committee of the Board of Directors, (ii) of each board of directors of each subsidiary of the Company, and (iii) of each committee of each such board, in each case only to the extent permitted by law and the rules of the New York Stock Exchange (the "NYSE") to the extent applicable. Notwithstanding the foregoing, until the Effective Time (as defined in the Merger Agreement), the Company and Parent shall use reasonable best efforts to retain as members of the Board of Directors at least two directors who were directors of the Company on the date of the Merger Agreement and who are not designated by Parent or employees of the Company or its subsidiaries (the "Independent Directors"). Pursuant to the Merger Agreement, in the event Parent's designees are elected or appointed directors, after the payment for the Shares and prior to the Effective Time the affirmative vote of a majority of the Independent Directors shall be required, and alone shall be sufficient, to take action by the Company to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's and Merger Sub's respective obligations under the Merger Agreement, or (iv) approve any other action by the Company that could adversely affect the interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates) with respect to the transactions contemplated thereby.

     Parent has informed the Company that it currently intends to designate one or more of the persons listed in Schedule I to the Purchaser's Offer to Purchase included as part of the Offer Documents (which Schedule I is incorporated herein by reference) as directors of the Company following the Control Date.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     The Company's Second Amended and Restated Certificate of Incorporation provides for three classes of directors as nearly equal in number as possible. The term of office of the Class I directors expires at the 2000 Annual Meeting, the term of office of the Class II directors expires at the 2001 Annual Meeting, and the term of office of the Class III directors expires at the 2002 Annual Meeting.

     The persons named below are current members of the Company's Board of Directors listed by class. The following sets forth as to each director, his age and principal occupation and business experience, and the period during which he has served as a director of the Company.

Directors of Class I -- Term Expires at the 2000 Annual Meeting

     FRANK P. GALLAGHER, age 55, became a director of the Company in May 1996. Mr. Gallagher has served as Executive Vice President and Chief Operating Officer of the Company since December 1997 and formerly served as Senior Vice President-Corporate Development of the Company from May 1996 to December 1997.

     LAWRENCE K. KING, age 42, became a director of the Company in May 1996. Mr. King has served as Chairman of the Board of Directors and Chief Executive Officer since December 1998. Mr. King served as Senior Vice President and Chief Financial Officer of the Company from December 1995 to December 1998. Mr. King is also currently a director of Transportation Components, Inc. From 1992 until September 1995, Mr. King was Executive Vice President, Secretary, Treasurer and Chief Financial Officer of SI Diamond Technology, Inc., a publicly traded technology development company. From 1988 to 1991, he served as Assistant Secretary and Treasurer of The Permian Corporation, the general partner of Permian Partners L.P., a publicly traded crude oil, trucking, transportation and distribution master limited partnership. From 1979 to 1988, Mr. King served in a number of positions as a certified public accountant with Arthur Andersen LLP.

     WILLIAM J. LYNCH, age 57, became a director in May 1996. Mr. Lynch is a Managing Director of Capstone Partners, LLC, a special situation venture capital firm. Mr. Lynch is also currently a director of Capstone Partners, LLC and Laisen Electronics. From October 1989 to March 1996, Mr. Lynch was a partner of the law firm of Morgan, Lewis & Bockius LLP.

Directors of Class II -- Term Expires at the 2001 Annual Meeting

     PAUL M. VERROCHI, age 50, became a director in May 1996. Mr. Verrochi is Chairman of the Board of Directors and Chief Executive Officer of PROVANT, Inc., a publicly traded provider of corporate training and education, and Chairman of the Board of Directors of BridgeStreet Accommodations, a publicly traded provider of temporary corporate housing. Mr. Verrochi served as Chairman of the Board of American Medical Response, Inc., a publicly traded provider of ambulance services, from its inception in February 1992 through March 1997, when it was purchased by Laidlaw, Inc. Since February 1992, he has also been a Principal of Exel Holdings, Ltd., and since March 1996, he has been a Principal of American Business Partners, LLC, a privately-held investment firm he co-founded. From April 1989 to December 1990, Mr. Verrochi was President of Allwaste Asbestos Abatement, Inc., a subsidiary of Allwaste, Inc. Mr. Verrochi was a founder of American Environmental Group, a regional asbestos abatement company, and served as Chairman of its Board of Directors from July 1987 until April 1989, when it was acquired by Allwaste, Inc.

     BARNETT RUKIN, age 58, became a director in, and has served as Senior Vice President -- Northeast Region since, October 1998. Mr. Rukin has also served as President and Chief Executive Officer of Short Line Terminal Agency, Inc. and its related companies, all wholly-owned subsidiaries of the Company, since 1987. Mr. Rukin is currently a director of Valley National Bank.

     FRANK V. ATLEE III, age 59, has been a director of the Company since June 1998. From 1993 to 1995, Mr. AtLee served as President of American Cyanamid Company ("Cyanamid"), a research-based life sciences company which develops, manufactures and markets medical and agricultural products, and chairman of Cyanamid International. From 1966 to 1993, Mr. AtLee served in various management positions within divisions of Cyanamid, including executive vice president with authority over Cyanamid's worldwide medical business. Mr. AtLee is currently a director of Fingold and Takeda Italia, both in Rome, Italy.

Directors of Class III -- Term Expires at the 2002 Annual Meeting

     STEVEN S. HARTER, age 36, has been a director of the Company since September 1995. Mr. Harter is President of Notre Capital Ventures II, L.L.C. ("Notre"), a venture capital firm which specializes in consolidating fragmented businesses and which was the principal founder of the Company. Mr. Harter is also currently a director of Comfort Systems USA, Inc. and Metals USA, Inc. Mr. Harter served as Senior Vice President of Notre Capital Ventures, Ltd. from June 1993 through July 1995. Mr. Harter and Notre were primarily responsible for the initial public offerings of US Delivery Systems, Inc., Physicians Resource Group, Inc., Comfort Systems USA, Inc., Home USA, Inc., Metals USA, Inc., Landcare USA, Inc. and Transportation Components, Inc. From April 1989 to June 1993, Mr. Harter was Director of Mergers and Acquisitions for Allwaste, Inc., a publicly traded environmental services company.

     GERALD MERCADANTE, age 52, became a director in, and has served as Senior Vice President-Northeast Region since, May 1996. Mr. Mercadante was a co-founder of Leisure Time Tours, Inc., a subsidiary of the Company ("Leisure"), and has served as President and Chief Executive Officer of Leisure since 1980.

     JOHN MERCADANTE, JR., age 54, has been a director of the Company since May 1996. Mr. Mercadante has served as President of the Company since May 1996 and previously served as President and Chief Operating Officer of the Company from May 1996 to December 1997. Mr. Mercadante co-founded Leisure with his brother, Gerald Mercadante, in 1970 and acquired Cape Transit Corp., a subsidiary of the Company doing business as Adventure Trails ("Adventure Trails"), in 1988. Mr. Mercadante is currently a director of the Atlantic City Bus Operators Association and a director of the New Jersey Motor Bus Association, both motorcoach trade associations.

EXECUTIVE OFFICERS

     The Board elects executive officers annually at its first meeting following the annual meeting of stockholders. Information concerning the following executive officers is set forth above under "Election of Directors": President, John Mercadante, Jr.; Chief Executive Officer, Lawrence K. King; Executive Vice President and Chief Operating Officer, Frank P. Gallagher; and Senior Vice Presidents -- Northeast Region, Gerald Mercadante and Barnett Rukin. Information concerning Senior Vice President -- Corporate Develop-ment, General Counsel and Secretary, Douglas M. Cerny, and Senior Vice President and Chief Financial Officer, Robert D. Womack, is set forth below.

     DOUGLAS M. CERNY, age 40, has served as Senior Vice President -- Corporate Development, General Counsel and Secretary of the Company since December 1997. Mr. Cerny served as Senior Vice President, General Counsel and Secretary of the Company from January 1996 to December 1997. From February 1994 through January 1996, he was Vice President and General Counsel of Medical Review Systems, Inc., a privately held health care cost-containment services company which was acquired by Equifax, Inc. in March 1995. Between March 1995 and January 1996, Mr. Cerny provided operational support in the transition of operations to Equifax, Inc. From July 1988 through February 1994, Mr. Cerny was Vice President and Corporate Counsel and then Vice President and General Counsel of Allwaste, Inc.

     ROBERT D. WOMACK has served as Senior Vice President and Chief Financial Officer of the Company since April 1999. Mr. Womack previously served as Chief Operating and Financial Officer of Pacific Consumer Funding, LLC, a subprime automotive finance company, from 1996 to 1998. From 1990 to 1995, he served in various executive positions for American General Financial Group ("AGFG"), including as President and Office of the Chairman for American General Finance, Inc., one of AGFG's operating subsidiaries. Mr. Womack is a Certified Public Accountant.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of June 14, 1999, with respect to beneficial ownership of the Company's Common Stock by (i) each director, (ii) each executive officer, (iii) the executive officers and directors as a group, and (iv) each person known to the Company to beneficially own 5% or more of the outstanding shares of its Common Stock. The address of all such persons is c/o Coach USA, Inc., One Riverway, Suite 500, Houston, Texas 77056. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                           OWNER                                SHARES     PERCENTAGE
                           -----                              ----------   ----------
Lawrence K. King(1).........................................     149,500         *
John Mercadante, Jr.(2).....................................     299,707       1.2%
Douglas M. Cerny(3).........................................     118,600         *
Frank P. Gallagher(4).......................................     167,260         *
Gerald Mercadante(5)........................................     628,800       2.5
Steven S. Harter(6).........................................     354,381       1.4
William J. Lynch(7).........................................      50,468         *
Paul M. Verrochi(8).........................................      65,000         *
Frank V. AtLee III(9).......................................      15,342         *
Barnett Rukin(10)...........................................      17,359         *
Robert D. Womack............................................           0         *
T. Rowe Price Associates, Inc.(11)..........................   3,119,700      12.3
Warburg Pincus Asset Management, Inc.(12)...................   1,993,100       7.9
All officers and directors as a group(11 persons)...........   1,866,417       7.3

---------------

  *  Less than one percent.

 (1) Includes 65,000 shares of Common Stock underlying options which are exercisable within 60 days.

 (2) Includes 137,774 shares of Common Stock held by Mr. John Mercadante, Jr.'s spouse, as to which shares Mr. John Mercadante, Jr. disclaims beneficial ownership. Includes 25,000 shares of Common Stock underlying options which are exercisable within 60 days.

 (3) Includes 65,000 shares of Common Stock underlying options which are exercisable within 60 days.

 (4) Includes 55,370 shares of Common Stock held by Mr. Gallagher's spouse and 6,520 shares held in a trust for the benefit of Mr. Gallagher's daughter, for which Mr. Gallagher is a trustee. Includes 50,000 shares of Common Stock underlying options which are exercisable within 60 days.

 (5) Includes 103,210 shares held by Mr. Gerald Mercadante's spouse, as to which shares Mr. Gerald Mercadante disclaims beneficial ownership. Includes 10,000 shares of Common Stock underlying options which are exercisable within 60 days.

 (6) These shares of Common Stock are held by Harter Investment Partners, Ltd., of which Mr. Harter is a general partner. Includes 25,000 shares of Common Stock underlying options granted under the Directors' Plan which are currently exercisable. Excludes 20,000 shares of Common Stock held by the Victoria Harter and Phyllis Spisak Educational Trust, of which Mr. Harter's minor children are beneficiaries, as to which shares Mr. Harter disclaims beneficial ownership.

 (7) Includes 25,000 shares of Common Stock underlying options granted under the Directors' Plan which are currently exercisable.

 (8) Includes 25,000 shares of Common Stock underlying options granted under the Directors' Plan which are currently exercisable and 40,000 shares of Common Stock underlying warrants.

 (9) Includes 15,000 shares of Common Stock underlying options granted under the Directors' Plan which are currently exercisable.

(10) Includes 150 shares of Common Stock held by Mr. Rukin's spouse and 1,034 shares held in three separate trusts for the benefit of Mr. Rukin's children, for which Mr. Rukin is a trustee.

(11) These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(12) These securities are owned by or on behalf of various individual and institutional investors for which Warburg Pincus Asset Management, Inc. ("Warburg") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Warburg expressly disclaims that it is, in fact, the beneficial owner of such securities.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

LEASES OF FACILITIES

     The Company leases a number of properties from former owners of acquired businesses who are, or are affiliates of, certain of the Company's executive officers and directors. In 1998, the Company paid affiliates of Frank P. Gallagher, Gerald Mercadante and Barnett Rukin approximately $195,000, $77,000 and $270,000, respectively, in annual rentals for such properties. The Company believes that these amounts do not exceed the fair market rental value for such properties.

OTHER TRANSACTIONS

     On July 7, 1998, the Company purchased the following companies: Orange, Newark, Elizabeth Bus, Inc., Twenty-Four Corp., Wohlgemuth Bus Company, Clinton Avenue Bus Company, Trans Maintenance Inc. and Transit Video Security Systems, Inc. (collectively referred to as "ONE Bus"). Frank P. Gallagher and his immediate family members, and trusts controlled by his immediate family members, received a total of $13,044,205 as consideration for their ownership in ONE Bus.

     Paul Verrochi, a director of the Company, holds Warrants to purchase 40,000 Shares at an exercise price of $26.00 per Share. The right to exercise these Warrants expires on July 26, 1999. Mr. Verrochi may exercise the Warrants by delivering written notice to the Company setting forth the number of Shares with respect to which he intends to exercise the Warrants, together with cash, certified check, bank draft, wire transfer, or postal or express money order payable to the order of the Company for an amount equal to the exercise price for the Shares being purchased.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons holding more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted (i) initial reports of ownership, (ii) reports of changes in ownership and (iii) annual reports of ownership of Shares and other equity securities of the Company. Such directors, officers and 10% stockholders are also required to furnish the Company with copies of all such filed reports.

     Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required during 1998, the Company believes that all Section 16(a) reporting requirements related to the Company's directors and executive officers were timely filed during 1998 except Form 3 -- Initial Statement of Beneficial Ownership of Securities for Messrs. Rukin and AtLee.

                        GENERAL INFORMATION WITH RESPECT
                           TO THE BOARD OF DIRECTORS

     During the year ended December 31, 1998, the Board of Directors held five meetings and acted two times by unanimous consent. During 1998, each member of the Board of Directors attended at least 75% of all meetings of the Board of Directors and committees of the Board of Directors of which such director was a member. There are five standing committees of the Board of Directors.

COMMITTEES OF THE BOARD

     Audit Committee. The Audit Committee consists of William J. Lynch (Chairman), Steven S. Harter, Paul M. Verrochi and Frank V. AtLee III. The Audit
Committee: (i) makes recommendations to the Board of Directors with respect to the independent auditors who conduct the annual examination of the Company's accounts; (ii) reviews the scope of the annual audit and meets periodically with the Company's independent auditors to review their findings and recommendations;
(iii) reviews quarterly financial information and earnings releases prior to dissemination to the public; (iv) approves major accounting policies or changes thereto; and (v) periodically reviews principal internal controls to assure that the Company is maintaining a sound and modern system of financial controls. During 1998, the Audit Committee held eight meetings.

     Acquisition Committee. The Acquisition Committee consists of Steven S. Harter (Chairman) and Lawrence K. King. The Acquisition Committee reviews and monitors the strategic direction of the Company's acquisition program and, within guidelines established by the full Board of Directors, has authority to approve offers and the form of consideration to be offered for the acquisition of other businesses. In August 1997, the Board of Directors gave the Acquisition Committee authority to approve, without further full Board review, any acquisition the consideration for which is equal to or less than $10 million. During 1998, the Acquisition Committee did not meet.

     Compensation Committee. The Compensation Committee consists of Paul M. Verrochi (Chairman), Steven S. Harter, William J. Lynch and Frank V. AtLee III. The Compensation Committee periodically determines the amount and form of compensation and benefits payable to all principal officers and certain other management personnel. See "Report of Compensation Committee on Executive Compensation." During 1998, the Compensation Committee held four meetings.

     Executive Committee. The Executive Committee consists of Lawrence K. King (Chairman), Frank P. Gallagher and John Mercadante, Jr. The Executive Committee has such authority as is delegated to it from time to time by the full Board of Directors. During 1998, the Executive Committee did not meet.

     Nominating Committee. The Nominating Committee consists of Frank P. Gallagher and Lawrence K. King. The Nominating Committee reviews the size and composition of the Board of Directors, designates new directors by classes, interviews new director candidates and makes recommendations with respect to nominations for the election of directors. The Nominating Committee will consider suggestions from stockholders for nominees to serve as directors, if such proposals are submitted in writing to the Secretary at the Company's corporate offices. During 1998, the Nominating Committee did not meet.

                            DIRECTORS' COMPENSATION

FEES

     During 1998, each non-employee director was paid a fee of $2,000 for each meeting of the full Board attended. Non-employee directors of the Company also receive $1,000 for each committee meeting attended, unless held the same day as a meeting of the full Board, and are reimbursed for all expenses relating to attendance at meetings. The Company paid aggregate fees of $42,000 to non-employee directors of the Company in connection with the Board of Directors and committee meetings in 1998. The Company does not pay director fees to directors who also are employees of the Company. No member of the Board of Directors was paid compensation during 1998 for his service as a director of the Company other than pursuant to the standard compensation arrangement described above. Non-employee directors also receive annual stock option awards pursuant to the Company's 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan").

STOCK OPTION GRANTS

     The Directors' Plan provides for the automatic grant to each non-employee director of an option to purchase 10,000 shares of Common Stock upon such person's initial election as a director. In addition, upon the effectiveness of the Company's registration statement relating to its initial public offering (the "Initial Public Offering"), the Company granted options to purchase 10,000 shares of Common Stock to each of the Company's directors at such time, pursuant to the Directors' Plan. The Directors' Plan also provides for an automatic annual grant to each non-employee director of an option to purchase 5,000 shares of Common Stock at each annual meeting of stockholders; provided, however, that if the first annual meeting of stockholders following a person's initial election as a non-employee director is within three months of the date of such election, such person will not be granted an option to purchase 5,000 shares of Common Stock at such annual meeting. At the annual meeting of stockholders held on June 3, 1999, Messrs. Harter, Lynch, Verrochi and AtLee received 5,000 shares of Common Stock underlying options granted under the Directors' Plan.

     The options granted under the Directors' Plan will have an exercise price per share equal to the fair market value of a share at the date of grant. The options granted to Messrs. Harter, Lynch and Verrochi at the annual meeting in 1998 have an exercise price equal to $44.438 per share. The options granted to Mr. AtLee on June 4, 1998 have an exercise price equal to $44.438 per share.

     Options granted under the Directors' Plan will expire at the earlier of 10 years from the date of grant or one year after termination of service as a director. Once issued, the options are immediately exercisable. In addition, the Directors' Plan permits non-employee directors to elect to receive, in lieu of cash, directors' fees, shares or credits representing "deferred shares" that may be settled at future dates, as elected by the director. The number of shares or deferred shares received will be equal to the number of shares which, at the date the fees would otherwise be payable, will have an aggregate fair market value equal to the amount of such fees.

                       COMPENSATION OF EXECUTIVE OFFICERS

     Summary Compensation Table. The following table provides certain summary information concerning compensation earned by the Company's Chief Executive Officer and each of the four other most highly compensated executive officers (collectively, the "Named Executive Officers") during the years ended December 31, 1998, 1997 and 1996.

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                                    SECURITIES
                                                                   OTHER ANNUAL     UNDERLYING
PRINCIPAL POSITION                              YEAR    SALARY     COMPENSATION   COMPENSATION(#)
------------------                              ----   --------    ------------   ---------------
Lawrence K. King..............................  1998   $200,000           --          225,000
  Chief Executive Officer                       1997   $150,000           --               --
                                                1996   $ 94,355(1)        --          100,000
John Mercadante, Jr. .........................  1998   $200,000           --           25,000
  President                                     1997   $150,000           --               --
                                                1996   $ 94,355(2)   $32,617          100,000
Frank P. Gallagher............................  1998   $200,000           --           50,000
  Executive Vice President and Chief            1997   $150,000           --               --
  Operating Officer                             1996   $ 94,355(2)        --          100,000
Douglas M. Cerny..............................  1998   $200,000           --           25,000
  Senior Vice President -- Corporate            1997   $150,000           --               --
  Development, General Counsel and Secretary    1996   $ 94,355(1)   $38,286          100,000
Richard H. Kristinik..........................  1998   $200,000           --           25,000
  Former Chief Executive Officer                1997   $150,000           --               --
                                                1996   $ 94,355(1)        --          200,000

---------------

(1) Represents less than one full year's compensation. Pursuant to an employment agreement between the officer and the Company, no compensation was paid to such officer until May 14, 1996, the date on which the registration statement with respect to the Company's initial public offering became effective.

(2) Represents less than one full year's compensation. Pursuant to an employment agreement between the officer and the Company, such officer did not begin to earn compensation until May 17, 1996, the date of the closing of the Company's initial public offering. Does not include amounts paid to such officer by subsidiaries of the Company prior to May 17, 1996.

     Stock Option Grants Table. The following table provides certain summary information concerning grant of stock options to the Named Executive Officers pursuant to the 1998 Long-Term Incentive Plan during the year ended December 31, 1998.

                             OPTION GRANTS IN 1998

                                         INDIVIDUAL GRANTS
                          ------------------------------------------------
                                       PERCENT OF                            POTENTIAL REALIZABLE VALUE AT
                          NUMBER OF      TOTAL                                  ASSUMED ANNUAL RATES OF
                          SECURITIES    OPTIONS                                STOCK PRICE APPRECIATION
                          UNDERLYING   GRANTED TO   EXERCISE                        FOR OPTION TERM
                           OPTIONS     EMPLOYEES      PRICE     EXPIRATION   -----------------------------
NAME                      GRANTED(#)    IN 1998     ($/SHARE)      DATE           5%              10%
----                      ----------   ----------   ---------   ----------   ------------     ------------
Lawrence K. King........    25,000       2.28%       30.6875      1/21/08     $  482,480       $1,122,699
                           200,000       18.22       23.3125     11/12/08     $2,932,220       $7,430,823
John Mercadante, Jr. ...    25,000        2.28       30.6875      1/21/08     $  482,480       $1,222,699
Frank P. Gallagher......    50,000        4.56       30.6875      1/21/08     $  964,960       $2,445,398
Douglas M. Cerny........    25,000        2.28       30.6875      1/21/08     $  482,480       $1,222,699
Richard H. Kristinik....    25,000        2.28       30.6875      1/21/08     $  482,480       $1,222,699

     Stock Option Exercises and Year-End Values Table. The following table provides, as to the Named Executive Officers, information with respect to stock options exercised during the year ended December 31, 1998, and the unexercised options to purchase Common Stock granted under the 1998 Long-Term Incentive Plan, or its predecessor, and held as of December 31, 1998.

            OPTION EXERCISES IN 1998 AND YEAR END 1998 OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT DECEMBER 31,       "IN-THE-MONEY" OPTIONS
                                SHARES                                1998                  AT DECEMBER 31, 1998
                              ACQUIRED ON      VALUE       ---------------------------   ---------------------------
NAME                          EXERCISE(#)   REALIZED/($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   ------------   -----------   -------------   -----------   -------------
Lawrence K. King............         0               0       40,000         285,000       $827,500      $3,616,250
John Mercadante, Jr. .......    20,000         425,000       20,000          85,000       $218,750      $  756,250
Frank P. Gallagher..........         0               0       40,000         110,000       $437,500      $  856,250
Douglas M. Cerny............         0               0       40,000          85,000       $827,500      $1,341,250
Richard H. Kristinik........    40,000       1,240,000       40,000         145,000       $827,500      $2,582,500

---------------

(1) Based on the difference between $34.6875 per share, which was the closing price of the Company's Common Stock as listed on the New York Stock Exchange on December 31, 1998, and the exercise price of each option.

STOCK PERFORMANCE GRAPH

     The following performance graph compares the Company's cumulative total stockholder return on its Common Stock with the cumulative total return of the Russell 2000(R) Index, a generally accepted index for small-cap stocks (the "Russell 2000"), and a peer group stock index (the "Peer Group Index") which consists of 16 publicly-traded companies. The Peer Group Index is comprised of companies formed to consolidate fragmented businesses within a particular industry. The cumulative total return computations set forth in the Performance Graph assume the investment of $100 in the Company's Common Stock, the Russell 2000 Index and the Peer Group Index on May 17, 1996 (dividends reinvested).

     The companies that comprise the Peer Group Index are: American Residential Services, Inc., Coinmach Laundry Corp., Comfort Systems USA, Inc., Cotelligent Group Inc., FYI, Inc., Keystone Automotive Industries, Inc., Medical Manager Corp., Metals USA, Inc., PalEx, Inc., Service Experts, Inc., Sunterra Corporation, Staffmark, Inc., Telespectrum Worldwide Inc., Travel Services International, Inc., U.S. Office Products Co. and United Auto Group, Inc.

               COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURNS
STOCKHOLDER GRAPH

               MEASUREMENT PERIOD                    COACH USA,        PEER GROUP       RUSSELL 2000
             (FISCAL YEAR COVERED)                      INC.             INDEX             INDEX
5/14/96                                                     100.00            100.00            100.00
12/31/96                                                    164.54            134.28            105.21
12/31/97                                                    190.07            135.63            128.72
12/31/98                                                    196.81            111.40            125.11

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee, subject to the approval of the Board of Directors, determines the amount and form of compensation and benefits payable to all principal officers, including the Named Executive Officers, and certain other management personnel. The Compensation Committee currently consists of four members, none of whom is a current or former employee or officer of the Company. See "General Information with Respect to the Board of Directors
 -- Committees of the Board."

     The Compensation Committee has instituted an executive compensation structure designed to attract and retain highly qualified executives and motivate them to maximize stockholder returns. In order to reach this goal, the Named Executive Officers compensation has been weighted toward equity options, with base compensation as set forth in the employment agreements described below. See "Employment Agreements".

     In addition to the compensation plans described below, the Compensation Committee has recommended, and the Board of Directors has approved, (i) a 401(k) retirement savings plan which enables Company employees to make pre-tax contributions to a retirement investment account, which are matched by the Company up to 50% of the first 2% of salary contributed by the employee, and
(ii) an Employee Stock Purchase Plan which enables employees to purchase shares of the Company's Common Stock at a price which is 15% less than the price available in the public market, with the Company paying all applicable brokerage fees.

BASE SALARY

     In connection with the initial public offering, the Company entered into employment agreements with each of the Named Executive Officers, including the Chief Executive Officer, which provided for an annual base salary in the amount of $150,000 and bonuses as determined from time to time. In 1996, 1997 and 1998 there were no bonuses paid to the executive officers of the Company. Because the Compensation Committee believes that the cash compensation paid to executive officers has been lower than compensation paid by other comparably sized publicly traded companies, the Compensation Committee determined in January 1998 to increase the base salary amounts for each of the Named Executive Officers to $200,000 annually.

ANNUAL BONUS PLAN/1998 PERFORMANCE BASED INCENTIVE BONUS PROGRAM

     In March 1998 the Compensation Committee recommended, and the Board of Directors approved, an annual 1998 performance-based incentive bonus program (the "Annual Bonus Plan"). The purpose of the Annual Bonus Plan is to provide senior management as well as other key employees with additional performance incentives in the form of an annual bonus to be paid in recognition of meeting certain financial or operational goals to be set on an annual basis. Bonus levels vary in accordance with levels of responsibility within the Company, with senior executives eligible to receive a bonus of up to 100% of annual salary and key employees eligible to receive bonuses ranging from 15% to 75% of annual salary.

1998 LONG-TERM INCENTIVE PLAN

     In March 1996, the Board of Directors and the Company's stockholders approved the Company's 1996 Long-Term Incentive Plan. In June 1998, the 1996 Long-Term Incentive Plan ("Plan") was amended and restated and named the 1998 Long-Term Incentive Plan. On January 6, 1998, the Compensation Committee recommended, and the Board of Directors approved, the grant, under the Plan, of options to purchase 25,000 shares of Common Stock to each of Messrs. Kristinik, John Mercadante, Jr., King and Cerny and of options to purchase 50,000 shares of Common Stock to Mr. Gallagher, all at an exercise price of $30 11/16. The Compensation Committee believed that such grants were appropriate given the financial and operational performance of the Company in 1997. In November 1998 the Compensation Committee recommended, and the Board of Directors approved, the grant of options to purchase 200,000 shares of Common Stock to Mr. King, all at an exercise price of $23.3125. The Compensation Committee believed that such grant was appropriate to provide incentive to Mr. King in his new position as Chief Executive Officer.

     This report is furnished by the Compensation Committee of the Board of Directors.

                            Paul M. Verrochi, CHAIRMAN
                            Steven S. Harter
                            William J. Lynch
                            Frank V. AtLee III

EMPLOYMENT AGREEMENTS

     Messrs. John Mercadante, Jr., Gerald Mercadante and Gallagher each entered into an employment agreement, effective as of May 17, 1996, with the Company and one of the companies that merged with and into and became a wholly-owned subsidiary of the Company in connection with the Initial Public Offering, providing for an annual base salary of $150,000 and a bonus to be determined annually. The Company increased the annual salary payable pursuant to each of these agreements to $200,000 for 1998. Each employment agreement has a term of five years. Unless terminated or not renewed by the Company or not renewed by the employee, the term will continue thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal. Each of these agreements provides that, in the event of a termination of employment by the Company without cause during the first three years of the employment term (the "Initial Term"), the employee will be entitled to receive from the Company an amount equal to his then current salary for the remainder of the Initial Term or for one year, whichever is greater. In the event of a termination of employment without cause during the final two years of the initial five-year term of the employment agreement, the employee will be entitled to receive an amount equal to his then current salary for one year. In either case, payment is due in one lump sum on the effective date of termination. In the event of a change in control of the Company (as defined in the agreement) during the Initial Term, if the employee is not given at least five days' notice of such change in control, the employee may elect to terminate his employment and receive in one lump sum three times the amount he would receive pursuant to a termination without cause during the Initial Term. In addition, if the employee is not given at least five days' notice of such change in control, the non-competition provisions of the employment agreement would not apply. In the event the employee is given at least five days' notice of such change in control, the employee may elect to terminate his employment agreement and receive in one lump sum two times the amount he would receive pursuant to a termination without cause during the Initial Term. In such an event, the non-competition provisions of the employment agreement would apply for two years from the effective date of termination.

     Messrs. Cerny and King each entered into an employment agreement with the Company, effective as of May 14, 1996, providing for an annual base salary of $150,000 and a bonus to be determined annually. The Company increased the annual salary payable pursuant to each of these agreements to $200,000 for 1998. Each employment agreement is for a term of three years. Unless terminated or not renewed by the Company or not renewed by the employee, the term will continue thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal. Each of these agreements provides that, in the event of termination of employment by the Company without cause, the employee will be entitled to receive from the Company an amount equal to one year's salary, payable in one lump sum on the effective date of termination. In the event of a change in control of the Company (as defined in the agreement) during the term, if the employee is not given at least five days' notice of such change in control, the employee may elect to terminate his employment and receive in one lump sum three times the amount he would receive pursuant to a termination without cause during such initial term. In addition, if the employee is not given at least five days' notice of such change in control, the non-competition provisions of the employment agreement would not apply. In the event the employee is given at least five days' notice of such change in control, the employee may elect to terminate his employment and receive in one lump sum three times the amount he would receive pursuant to a termination without cause during such initial term. In such an event, the non-competition provisions of the employment agreement would apply for two years from the effective date of termination. Mr. Kristinik resigned from his position of Chairman of the Board of Directors and Chief Executive Officer of the Company effective December 31, 1998.

     Barnett Rukin entered into an employment agreement with the Company, effective as of July 31, 1998, providing for an annual base salary of $260,000 and a bonus to be determined annually. On each anniversary date of the term of the employment agreement, Mr. Rukin's base salary shall increase by not less than the average percentage increases in the salaries of the senior management of the Company. The employment agreement is for a term of three years, unless terminated sooner as provided in the employment agreement. The employment agreement provides that the Company or the employer may terminate the agreement and employee's employment, without cause, effective thirty (30) days after written notice is provided to or from the Company. Should employee be terminated by the Company without cause during the three year term or should employee resign by reason of the Company's material violation of the employment agreement, the employee will be entitled to receive from the Company a lump sum payment, due within ten (10) days of the effective date of the termination, in an amount equal to the employees compensation specified in the agreement for the remainder of the term. In such an event, the non-competition provisions of the employment agreement would apply for one year from the effective date of the termination.

     Each employment agreement contains a covenant not to compete with the Company for a period equivalent to the longer of two years immediately following termination of employment, or in the case of termination by the Company without cause in the absence of a change in control, for a period of one year following termination of employment.

                                                                        Annex II

MORGAN STANLEY DEAN WITTER

                                                      1585 BROADWAY
                                                      NEW YORK, NEW YORK 10036
                                                      (212) 761-4000

                                                      June 12, 1999

Board of Directors
Coach USA, Inc.
One Riverway
Suite 500
Houston, Texas 77056-1921

Members of the Board:

We understand that Coach USA, Inc. (the "Company"), Stagecoach Holdings plc ("Parent"), SCH Holdings Corp. ("Buyer") and SCH Acquisition Corp., a wholly owned subsidiary of Buyer ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Buyer of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of the Company for $42.00 per share net to the seller in cash and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock, other than shares held in treasury or held by Buyer or any affiliate of Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $42.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have, among other things:

        (i) reviewed certain publicly available financial statements and other information of the Company;
       (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;
      (iii) reviewed certain financial forecasts prepared by the management of the Company;
       (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;
        (v) reviewed the reported prices and trading activity for the Common Stock;


                                                     MORGAN STANLEY DEAN WITTER

        (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly- traded companies and their securities;

       (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

      (viii) participated in discussions and negotiations among representatives of the Company and Parent and certain other parties and their financial and legal advisors;

       (ix) reviewed a draft of the Merger Agreement and certain related documents and

        (x)   considered such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

It is understood that this letter is for the information of the Board of Directors of the Company. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of shares of Common Stock should accept the Tender Offer.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                    Very truly yours,

                                    MORGAN STANLEY & CO. INCORPORATED

                                        /s/ MARK D. EICHORN
                                    By: ---------------------------------------
                                          Mark D. Eichorn
                                          Principal



                                      II-2